ORIGINAL

Received SEC

AUG 1 4 2008

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08052379

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The Worldwide Exchange.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

7225 Crescent Park W. #415 Playa Vista, Ca. 90094 (424) 205-1898 (310) 642-4710
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Law offices Willoughby & Associates 200 Corporate Pointe, suite 495 Culver City, Ca. 90230
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
AUG 2 0 2008
THOMSON REUTERS

7319	26-2875227
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

The Worldwide Exchange – Regulation A filing – August 2008

PART I - NOTIFICATION

The Worldwide Exchange – Regulation A Form 1- A
Part 1- Notification Responses

ITEM 1 – Significant Parties

(a) Issuer's Directors: Steven O. Butler – Business & Residential Address
7225 Crescent Park W. 415
Playa Vista, CA. 90094

(b) Issuer's Officers: CFO- Steven O. Butler - Business & Residential Address
CEO- Steven O. Butler (same as above)
President – Steven O. Butler
Secretary – Steven O. Butler

(c) Issuer's General partners: There are no General Partners

(d) Record owners 5% or more of any class of issuer's securities –

1. Steven O. Butler
2. Ryan Hickey

(e) Beneficial owners of 5% or more of any class of issuer's securities –

3. Steven O. Butler
4. Ryan Hickey

(f) Promoters of the issuer: Currently the issuer has no contracts with any promoters- However the issuer is aware of the benefits of promoters And finders and has identified a % of proceeds to be Used for such, if such is used.

(g) Affiliates of the Issuer – Level IX is a wholly owned subsidiary of The Worldwide Exchange- It is a Nevada Corporation And all the Directors, Officers, and Executives are the Same as The Worldwide Exchange- having the same Business and Residential address as the Directors, Officers, and Executives of The Worldwide Exchange.

(h) Counsel to the issuer with respect to the proposed offering:

The officers of the company have substantial experience and knowledge In regards to the preparation of the proposed offering and did not use direct counsel in the preparation of the proposed offering.

(i) Each underwriter with respect to the proposed offering: There are currently no underwriters with respect to the proposed offering.

(j) Underwriter's directors: N/A
(k) Underwriter's officers N/A
(l) Underwriter's general partners: N/A
(m) Counsel to the underwriter: N/A

The Worldwide Exchange – Regulation A Form 1-Atha

ITEM 2 – Application of Rule 262

(a) No person identified in response to Item I are subject to any disqualification provisions set forth in Rule 262.
(b) n/a

ITEM 3 – Affiliate Sales

The proposed offering will not involve the resale of securities by affiliates of the issuer.

ITEM 4 - Jurisdictions in Which Securities are to be Offered

a) The issuer intends to only offer securities in the 50 United States if Underwriters, dealers, or salespersons were to be involved.

b) The Company plans to offer the Securities to people whom qualify as An investor as an offering of the issuer- based on pre-existing relationships that may involve up to the 50 United States of America.

ITEM 5 - Unregistered Securities Issued or Sold Within One Year

There has been no unregistered securities issued by the issuer or any of its Predecessors or affiliated issuers within one year prior to filing of this Form 1-A.

ITEM 6 - Other Present or Proposed Offerings

The issuer and its' affiliates are NOT currently offering or contemplating the The offering of any securities in addition to those covered by this Form 1-A.

ITEM 7 – Marketing Arrangements

(a) There is no known arrangement by the issuer, or any person named in Response to Item 1 or any selling security holder in the offering covered by Form 1-A to:
    (1) To limit or restrict the sale of securities of any class to be offered for the period of distribution;
    (2) To Stabilize the market for any of the securities to be offered;
    (3) For with holding commissions, or otherwise-
(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8 – Relationships with Issuer of Experts Named in Offering Statement

No such relationships or arrangements existed.

ITEM 9 - There was no publication authorized by Rule 254 used prior filing this notification.

The Worldwide Exchange – Regulation A filing – August 2008

PART II - OFFERING CIRCULAR

LIX

The Worldwide Exchange- a Nevada Corporation
(www.levelix.net)
Private Placement

August 30TH, 2008 - August 30TH, 2009

400 units-
5,000,000 Shares
Regulation A Offering
Minimum investment
$12,500

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Commissions or Fees (max. 25%)	Proceeds to issuer
Per unit	$12,500	$3,125	$9,375
Total	$ 5,000,000	$1,250,000	$3,750,000

The company will set aside 10% of proceeds for payment of commissions to underwriters or broker-dealers- 10% of proceeds for payment to finders- and 5% for administration fees associated with the up-front cost of capital, further discussion of these fees and commissions are referenced under broker-dealers fees and finders fees in circular.

Principal address: 7225 Crescent Park W. unit 415, Playa Vista, Ca. 90094 tel. 424-405-189

Interested Party ____________________ Date ____________________

Summary of Offering

The Private Placement is offering 400 units, each unit consist of 12,500 common shares of The Worldwide Exchange- Parent Corporation for Level IX, a wholly owned subsidiary. The minimum investment is $12,500.00. The offering is for a total of $5,000,000. Completion is defined as selling all available units offered, or in the opinion of the company, sufficient capital has been raised to implement the business plan successfully. The offering will be done on a "Best Efforts Basis".

This Offering is being made, and the securities will be sold, pursuant to an exemption from registration pursuant to Regulation A of the Securities Act of 1933, as amended. This Offering Memorandum is being provided for the purpose of acquainting potential investors with the structure and general business of the Company and highlighting the risks involved in investing in the securities. Any further information about the Company required by a recipient of this Offering Memorandum shall be made available to such individual upon receipt by the Company at its office located at 7225 Crescent Park West suite 415, Playa Vista, CA. 90094, Tel: 424-205-1898, of written request for such information. Additionally, any qualified investor may visit the Company at www.levelix.net or www.theworldwideexchange.com.

This Offering Memorandum does not constitute an offer or solicitation in a state or any other jurisdiction in which such an offer or solicitation is not authorized. In addition, this Offering Memorandum constitutes an offer only if a name has been inserted in the "Interested Party" space on the cover page. In such event, this Memorandum is an offer only to the person named.

THE UNITS AND THE SHARES UNDERLYING THE UNITS HEREBY HAVE NOT BEEN REGISTERED BY THE SECURITIES ACT OF 1933, OR THE SECURITIES LAWS OF ANY STATE BY REASON OF SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS RELATING TO LIMITED OFFERINGS AND/OR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. THE UNITS, THE COMMON STOCK AND THE SHARES UNDERLYING THE UNITS OFFERED HEREBYMAYBE SUBJECT TO TRANSFER RESTRICTIONS AND INVOLVE A DEGREE OF RISK. ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT SHOULD NOT PURCHASE THE SECURITIES. SEE "RISK FACTORS" FOR CERTAIN FACTORS THAT MUST BE CAREFULLY EVALUATED BY PROSPECTIVE INVESTORS BEFORE PURCHASING THE UNITS.

This Confidential Offering Memorandum (the "Memorandum") is being provided to a limited number of prospective investors solely for the purpose of assisting such parties in determining whether they wish to further consider a possible investment in the securities of The Worldwide Exchange – a Nevada Corporation (the Company).

This Offering Memorandum has been prepared by the Company and from trade and industry sources deemed reliable by the Company. This Offering Memorandum is intended only to provide certain general information regarding the Company, its business, and the possible terms of an investment in the Shares, and does not purport to provide complete disclosure or analysis of all matters, which may be relevant to an investment decision in the Shares, including risk factors or similar investment considerations. It is understood that each qualified investor will make his/her or its' own independent investigation into this investment and will rely upon the same in making any such investment. In that regard, representatives of the Company will be available to discuss with qualified investors, upon request, the information contained in this Confidential Offering Memorandum, and qualified investors will be given the opportunity to visit the facilities of the Company and to discuss its affairs with appropriate personnel of the Company.

By accepting this Offering Memorandum, the recipient agrees: (1) to keep confidential the information contained herein or made available in connection with any further investigations of the Company; (2) without limiting the generality of the foregoing, the recipient will not reproduce or redistribute this Offering Memorandum, in whole or in part; (3) without limiting the generality of the foregoing, if the recipient does not wish to pursue this investment, the recipient should return this Offering Memorandum to the Company as soon as practicable, together with any other material relating to the Company or its related entities which the recipient may have received from the Company; (4) the recipient will not contact, directly or indirectly, any customer, supplier, or other third party relating to the Company or their respective businesses, without the prior written consent of the Company; and (5) any proposed actions by the recipient which are inconsistent in any manner with the foregoing agreement will require the prior written consent of the Company.

This Offering Memorandum shall not be deemed an indication of the state of affairs of the Company or the business and technology described herein, or an indication that there has been no change in such matters since the date hereof. The information contained in this Offering Memorandum is for background purposes only and is subject to change, amendment, or supplement in the course of a prospective investor's investigation into a possible investment in the Company.

TABLE OF CONTENTS

INVESTOR NOTICES

THIS MEMORANDUM IS BEING FURNISHED TO PROSPECTIVE INVESTORS ON A CONFIDENTIAL BASIS FOR USE SOLELY IN CONNECTION WITH THE CONSIDERATION OF THE PURCHASE OF THE UNITS. THIS OFFERING IS INTENDED TO BE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. DUE TO ITS CONFIDENTIAL NATURE, THIS MEMORANDUM MAY NOT BE REPRODUCED, IN WHOLE OR IN PART, OR DELIVERED TO ANY PERSON OTHER THAN THE PROSPECTIVE INVESTOR'S FINANCIAL ADVISOR WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY. BY ACCEPTING DELIVERY OF THIS MEMORANDUM, EACH PROSPECTIVE INVESTOR AGREES TO THE FOREGOING.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY, ASSIGNMENT AND RESALE AND MAY NOT BE TRANSFERRED, ASSIGNED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE SALE OF THE SECURITIES HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THESE AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND IS A CRIMINAL OFFENSE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR IN ANY OTHER JURISDICTION INWHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED. THE INTERESTS ARE OFFERED SUBJECT TO THE RIGHT OF THE COMPANY IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART, EXCEPT AS OTHERWISE PROVIDED BY SEC REGULATION, EACH PURCHASER OF THE UNITS MUST BE A "QUALIFIED INVESTOR" IN TERMS OF AGE, EXPERIENCE, AND RISK TOLERANCE.

THIS MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY AND IS BEING FURNISHED BY THE COMPANY TO PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING OF UNITS EXEMPT FROM REGISTRATION UNDER THE ACT SOLELY FOR SUCH INVESTORS' CONFIDENTIAL USE WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT PRIOR WRITTEN PERMISSION FROM THE COMPANY, SUCH PERSONS WILL NOT RELEASE THIS MEMORANDUM OR DISCUSS THE INFORMATION CONTAINED HEREIN OR MAKE REPRODUCTION OF OR USE THIS MEMORANDUM FOR ANY PURPOSE OTHER THAN EVALUATION OF POTENTIAL INVESTMENT IN THE UNITS. THIS MEMORANDUM IS INDIVIDUALLY DIRECTED TO EACH PROSPECTIVE INVESTOR.

DISTRIBUTION OF THIS MEMORANDUM TO ANY PERSON OTHER THAN THE PROSPECTIVE INVESTOR WHOSE NAME APPEARS ON THE COVER PAGE HEREOF, AND THOSE PERSONS, IF ANY, RETAINED TO ADVISE SUCH PROSPECTIVE INVESTOR WITH RESPECT THERETO, IS UNAUTHORIZED, AND ANY DISCLOSURE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR CONSENT OF THE COMPANY, IS PROHIBITED.

THIS MEMORANDUM DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PROSPECTIVE INVESTOR MAY DESIRE IN EVALUATING THE COMPANY. EACH INVESTOR MUST CONDUCT AND RELY ON ITS OWN EVALUATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE UNITS. INVESTORS ARE NOT TO CONSTRUE

THE CONTENTS OF THIS MEMORANDUM AS LEGAL, BUSINESS OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISORS AS TO THE LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE INVESTMENT DESCRIBED IN THIS MEMORANDUM AND ITS SUITABILITY FOR SUCH PROSPECTIVE INVESTOR. PROSPECTIVE INVESTORS HAVE A RIGHT TO SPEAK WITH EXECUTIVES OF THE COMPANY AND REQUEST RELEVANT CORPORATE INFORMATION THAT MAY NOT BE IN THE PUBLIC DOMAIN UNDER APPROPRIATE NON-DISCLOSURE FOR THE PURPOSE OF REVIEW AS IT PERTAINS TO CHANGES TO THE COMPANY THAT MAY NOT HAVE BEEN RELEVANT OR PRESENT AT THE TIME THIS MEMORANDUM WAS COMPLETED AND DISTRIBUTED.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS ARE SUMMARIZED IN THIS MEMORANDUM, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT SUCH SUMMARIES ARE COMPLETE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH AGREEMENTS.

THE INFORMATION CONTAINED HEREIN WAS PREPARED BY THE COMPANY AND IS BEING FURNISHED BY THE COMPANY SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS MEMORANDUM OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE COMPANY DISCLAIMS ANY AND ALL LIABILITIES FOR REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, CONTAINED IN OR OMISSIONS FROM, THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO THE RECIPIENT. EACH INVESTOR WILL BE ENTITLED TO RELY SOLELY UPON THOSE WRITTEN REPRESENTATIONS AND WARRANTIES THAT MAY BE MADE TO IT IN ANY FINAL PURCHASE AGREEMENT RELATING TO THE UNITS REFERRED TO IN THIS MEMORANDUM.

NO SALE WILL BE MADE TO ANY PERSON WHO CANNOT DEMONSTRATE COMPLIANCE WITH THE SUITABILITY STANDARDS DESCRIBED IN THIS MEMORANDUM. IF YOU ARE IN ANY DOUBT AS TO THE SUITABILITY OF AN INVESTMENT IN THE UNITS, DETAILS OF WHICH ARE GIVEN IN THIS MEMORANDUM, YOU SHOULD CONSULT YOUR INVESTMENT ADVISER. NO SUBSCRIPTIONS WILL BE ACCEPTED FROM RESIDENTS OF ANY STATE UNLESS THE COMPANY, UPON CONSULTATION WITH ITS LEGAL COUNSEL, IS SATISFIED THAT THE OFFERING IS IN COMPLIANCE WITH THE LAWS OF SUCH STATE.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR TO ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE UNITS OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE UNITS THAT SUCH INVESTOR DESIRES TO PURCHASE. THE COMPANY SHALL HAVE NO LIABILITY WHATSOEVER TO ANY OFFEREE AND/OR INVESTOR IN THE EVENT THAT ANY OF THE FOREGOING SHALL OCCUR.

IT IS THE RESPONSIBILITY OF ANY INVESTOR PURCHASING THE UNITS TO SATISFY HIMSELF, HERSELF, THEMSELVES, OR ITSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE REQUIREMENTS.

THE COMPANY MAY SELECT A BROKER-DEALER OR DEALERS ("SELECTED DEALERS") THAT ARE MEMBERS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS ("NASD") AS WELL AS QUALIFIED "FINDERS" AS DEFINED IN SECURITIES LAWS OF THE UNITED STATES TO ASSIST IN THE PLACEMENT OF UNITS.

EACH OFFEREE MAY MAKE INQUIRIES OF THE COMPANY WITH RESPECT TO THE COMPANY'S BUSINESS OR ANY OTHER MATTER RELATING TO THE COMPANY OR AN INVESTMENT IN THE UNITS AND MAY OBTAIN ANY ADDITIONAL INFORMATION THAT SUCH PERSON DEEMS TO BE NECESSARY IN CONNECTION WITH MAKING AN INVESTMENT DECISION IN ORDER TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS MEMORANDUM (TO THE EXTENT THAT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE). IN CONNECTION WITH SUCH INQUIRY, ANY DOCUMENT THAT AN OFFEREE WISHES TO REVIEW WILL BE MADE AVAILABLE FOR INSPECTION AND COPYING OR FURNISHED, UPON REQUEST, SUBJECT TO THE OFFEREE'S AGREEMENT TO MAINTAIN SUCH INFORMATION IN CONFIDENCE AND TO RETURN THE SAME TO THE COMPANY IF THE RECIPIENT DOES NOT PURCHASE THE UNITS OFFERED HEREUNDER, ANY SUCH INQUIRIES OR REQUESTS FOR ADDITIONAL INFORMATION OR DOCUMENTS SHOULD BE MADE IN WRITING TO THE COMPANY ADDRESSED AS FOLLOWS:

FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS MEMORANDUM INCLUDING BUT NOT LIMITED TO STATEMENTS, ESTIMATES AND PROJECTIONS OF FUTURE TRENDS AND OF THE ANTICIPATED FUTURE PERFORMANCE OF THE COMPANY CONSTITUTE "FORWARD-LOOKING STATEMENTS". SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENT IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

STATEMENTS IN THIS MEMORANDUM THAT ARE FORWARD-LOOKING, INVOLVE NUMEROUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTED RESULTS AND ARE BASED ON THE COMPANY'S CURRENT BELIEFS AND ASSUMPTIONS REGARDING A LARGE NUMBER OF FACTORS AFFECTING ITS BUSINESS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM EXPECTED RESULTS. THERE CAN BE NO ASSURANCE THAT (I) THE COMPANY HAS CORRECTLY MEASURED OR IDENTIFIED ALL OF THE FACTORS AFFECTING ITS BUSINESS OR THE EXTENT OF THEIR LIKELY IMPACT, (II) THE PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THESE FACTORS ON WHICH THE COMPANY'S ANALYSIS IS BASED OR COMPLETE OR ACCURATE, (III) THE COMPANY'S ANALYSIS IS CORRECT OR (IV) THE COMPANY'S STRATEGY, WHICH IS BASED IN PART ON THIS ANALYSIS, WILL BE SUCCESSFUL.

BLUE SKY LEGENDS

FOR ALABAMA RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ALABAMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ALABAMA SECURITIES COMMISSION. THE COMMISSION DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE PURCHASE PRICE OF THE INTEREST ACQUIRED BY A NON-

ACCREDITED INVESTOR RESIDING IN THE STATE OF ALABAMA MAY NOT EXCEED 20% OF THE PURCHASER'S NET WORTH.

FOR ALASKA RESIDENTS ONLY THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED WITH THE ADMINISTRATOR OF SECURITIES OF THE STATE OF ALASKA UNDER PROVISIONS OF 3 AAC 08.500-3 AAC 08.506. THE INVESTOR IS ADVISED THAT THE ADMINISTRATOR HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THE DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE ADMINISTRATOR. THE FACT OF REGISTRATION DOES NOT MEAN THAT THE ADMINISTRATOR HAS PASSED IN ANY WAY UPON THE MERITS, RECOMMENDED, OR APPROVED THE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A VIOLATION OF A.S. 45.55.170. THE INVESTOR MUST RELY ON THE INVESTOR'S OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED, IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

FOR ARIZONA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF ARIZONA AND, THEREFORE, CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER SUCH ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ARKANSAS RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 14(b) (14) OF THE ARKANSAS SECURITIES ACT AND SECTION 4(2) OF THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ARKANSAS SECURITIES DEPARTMENT OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE DEPARTMENT NOR THE COMMISSION HAS PASSED UPON THE VALUE OF THESE SECURITIES, MADE ANY RECOMMENDATIONS AS TO THEIR PURCHASE; APPROVED OR DISAPPROVED THE OFFERING, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE PURCHASE PRICE OF THE INTEREST ACQUIRED BY AN UNACCREDITED INVESTOR RESIDING IN THE STATE OF ARKANSAS MAY NOT EXCEED 20% OF THE PURCHASER'S NET WORTH.

FOR CALIFORNIA RESIDENTS ONLY THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF THE SHARES. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THE SHARES OR ANY INTEREST THEREIN OR TO RECEIVE ANY CONSIDERATION THEREFOR WITHOUT THE PRIOR CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES. THE SALE OF THE SHARES HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SHARES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATION CODE.

FOR COLORADO RESIDENTS ONLY THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE COLORADO SECURITIES ACT OF 1981, AS AMENDED. BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT AND THE COLORADO SECURITIES ACT OF 1981, AS AMENDED, IF SUCH REGISTRATION IS REQUIRED.

FOR CONNECTICUT RESIDENTS ONLY THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKING COMMISSIONER OF THE STATE OF CONNECTICUT, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING OR THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR DELAWARE RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT AND ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 7309(b)(9) OF THE DELAWARE SECURITIES ACT AND RULE 9(b)(9)(11) THEREUNDER. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR DISTRICT OF COLUMBIA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DISTRICT OF COLUMBIA SECURITIES ACT SINCE SUCH ACT DOES NOT REQUIRE REGISTRATION OF SECURITIES ISSUES. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR FLORIDA RESIDENTS ONLY EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF THE SHARES HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (a) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE SHARES HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM INDICATING HIS OR HER INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN MADE SHOULD BE REQUESTED.

FOR GEORGIA RESIDENTS ONLY THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE GEORGIA SECURITIES ACT OF 1973 AND 10.WILL BE ISSUED OR SOLD IN RELIANCE ON PARAGRAPH (13) OF CODE 10-5-9 THEREOF AND, IN THE FUTURE, MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

FOR HAWAII RESIDENTS ONLY THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE HAWAII UNIFORM SECURITIES ACT IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 485-6(15) H.R.S. THEREUNDER, AND THEREFORE, CANNOT BE RESOLD OR TRANSFERRED UNLESS DULY REGISTERED OR QUALIFIED FOR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS.

FOR IDAHO RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE IDAHO SECURITIES ACT (THE "ACT") AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF IDAHO ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

FOR ILLINOIS RESIDENTS ONLY THE SECURITIES OFFERED HEREBY WELL BE SOLD TO, AND ACQUIRED BY, PURCHASERS IN A TRANSACTION EXEMPTED UNDER SECTION 4.G OF THE ILLINOIS SECURITIES LAW OF 1953, AS AMENDED. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF ILLINOIS. UNLESS THESE SECURITIES ARE SO REGISTERED, THEY MAY NOT BE OFFERED FOR SALE OR RESOLD IN THE STATE OF ILLINOIS, EXCEPT AS A SECURITY OR IN A TRANSACTION EXEMPTED UNDER SAID ACT.

FOR INDIANA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 3 OF THE INDIANA BLUE SKY LAW AND ARE OFFERED PURSUANT TO AN EXEMPTION PURSUANT TO SECTION 23-2-1-2(b)(10) THEREOF AND MAY BE TRANSFERRED OR RESOLD ONLY IF SUBSEQUENTLY REGISTERED OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. INVESTORS SHOULD BE AWARE THAT THEY WOULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. INDIANA REQUIRES INVESTOR SUITABILITY STANDARDS OF A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS, AND AUTOMOBILES) OF THREE TIMES THE INVESTMENT BUT NOT LESS THAN $75,000 OR A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS, AND AUTOMOBILES) OF TWICE THE INVESTMENT BUT NOT LESS THAN $30,000 AND GROSS INCOME OF $30,000.

FOR IOWA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE IOWA UNIFORM SECURITIES ACT (THE "ACT") AND ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 502.203(9) OF THE ACT. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. INVESTORS SHOULD BE AWARE THAT THEY WOULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR KANSAS RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE KANSAS SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE KANSAS SECURITIES COMMISSION. THEREFORE, THESE SECURITIES CANNOT BE RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR KENTUCKY RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE KENTUCKY SECURITIES ACT. THE KENTUCKY SECURITIES ADMINISTRATOR NEITHER RECOMMENDS NOR ENDORSES THE PURCHASE OF ANY SECURITY, NOR HAS THE ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR LOUISIANA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE LOUISIANA SECURITIES LAW, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 25% OF THE INVESTOR'S NET WORTH.

FOR MAINE RESIDENTS ONLY THESE SECURITIES ARE BEING SOLD PURSUANT' TO AN EXEMPTION FROM REGISTRATION WITH THE BANK SUPERINTENDENT OF THE STATE OF MAINE UNDER SECTION 10502(2)(R) OF TITLE 32 OF THE MAINE REVISED STATUTES. THESE SECURITIES MAY BE DEEMED RESTRICTED SECURITIES AND AS SUCH THE HOLDER MAY NOT

BE ABLE TO RESELL THE SECURITIES UNLESS PURSUANT TO REGISTRATION UNDER STATE OR FEDERAL SECURITIES LAWS OR UNLESS AN EXEMPTION UNDER SUCH LAWS EXISTS.

FOR MARYLAND RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MARYLAND SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR MASSACHUSETTS RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE MASSACHUSETTS UNIFORM SECURITIES ACT OR THE SECURITIES ACT OF 1933, AS AMENDED, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MASSACHUSETTS UNIFORM SECURITIES ACT IF SUCH REGISTRATION IS REQUIRED. UNDER THE MASSACHUSETTS UNIFORM SECURITIES ACT, AN ACCREDITED INVESTOR WHO IS A NATURAL PERSON SHALL NOT INVEST MORE THAN 25% OF HIS NET WORTH (EXCLUDING HIS PRINCIPAL RESIDENCE AND ITS FURNISHINGS) BUT INCLUDING THE NET WORTH OF HIS OR HER SPOUSE.

FOR MICHIGAN RESIDENTS ONLY THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE MICHIGAN SECURITIES ACT AND ARE BEING SOLD IN RELIANCE UPON THE EXEMPTION CONTAINED IN RULE 451.803.7 OF SUCH ACT. THE TRANSFERABILITY AND SALE OF THE SECURITIES ARE SUBJECT TO RESTRICTIONS, WHICH ARE SET FORTH HEREIN. THE TOTAL INVESTMENT IN UNITS FOR ANY MICHIGAN PURCHASER WHO IS NOT AN ACCREDITED INVESTOR MUST NOT EXCEED TEN PERCENT OF HIS NET WORTH (EXCLUSIVE OF RESIDENCE, FURNISHINGS AND AUTOMOBILES).

FOR MINNESOTA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER CHAPTER 80A OF THE MINNESOTA SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, OR AN EXEMPTION THEREFROM.

FOR MISSISSIPPI RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CERTIFICATE OF REGISTRATION ISSUED BY THE SECRETARY OF STATE OF MISSISSIPPI PURSUANT TO RULE 477, WHICH PROVIDES A LIMITED REGISTRATION PROCEDURE FOR CERTAIN OFFERINGS. THE SECRETARY OF STATE DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES THE SECRETARY OF STATE PASS UPON THE TRUTH, MERITS, OR COMPLETENESS OF ANY OFFERING MEMORANDUM FILED WITH THE SECRETARY OF STATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR MISSOURI RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MISSOURI UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR MONTANA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF MONTANA, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY

OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEBRASKA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF NEBRASKA, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEVADA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEVADA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEW HAMPSHIRE RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW HAMPSHIRE UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

FOR NEW JERSEY RESIDENTS ONLY PROSPECTIVE INVESTORS WHO ARE NEW JERSEY RESIDENTS AND WHO ACCEPT AN OFFER TO PURCHASE THE UNITS PURSUANT TO THIS MEMORANDUM, ARE HEREBY ADVISED THAT THIS PRIVATE PLACEMENT MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEW JERSEY PRIOR TO ITS ISSUANCE AND USE. NEITHER THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY NOR THE BUREAU OF SECURITIES HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR NEW MEXICO RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES BUREAU OF THE New Mexico DEPARTMENT OF REGULATION AND LICENSING, NOR HAS THE SECURITIES BUREAU PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR NEW YORK RESIDENTS ONLY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE HAS NOT CLEARED THIS MEMORANDUM. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR NORTH CAROLINA RESIDENTS ONLY IN MAKING INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY Has NOT Recommended THESE SECURITIES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO THE RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WOULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR NORTH DAKOTA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSIONER OF THE STATE OF NORTH DAKOTA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR OHIO RESIDENTS ONLY THE UNITS AND THEIR COMPONENT SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM FEDERAL REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR REGULATION D PROMULGATED THEREUNDER, AND PURSUANT TO AN EXEMPTION FROM REGISTRATION IN THE STATE OF OHIO UNDER OHIO REVISED CODE SECTIONS 1707.03(D) AND/SECTION 1707.03(Q). THIS OFFERING HAS NOT BEEN APPROVED OR DISAPPROVED UNDER THE OHIO SECURITIES ACT, AS AMENDED, OR BY THE OHIO DEPARTMENT OF COMMERCE, DIVISION OF SECURITIES, NOR HAS THE DIVISION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR OKLAHOMA RESIDENTS ONLY THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OKLAHOMA SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE OKLAHOMA SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO, THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR ACTS.

FOR OREGON RESIDENTS ONLY IN MAKING INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THESE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY Has NOT Recommended THESE SECURITIES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR PENNSYLVANIA RESIDENTS ONLY SHARES SOLD TO RESIDENTS OF THE COMMONWEALTH OF PENNSYLVANIA CAN ONLY BE TRANSFERRED IN ACCORDANCE WITH THE PROVISIONS OF THE PENNSYLVANIA SECURITIES ACT SUBJECT TO THE FOLLOWING CONDITIONS: (1) EACH PENNSYLVANIA RESIDENT WHO SUBSCRIBES FOR SHARES MUST EXECUTE AND DELIVER TO THE COMPANY THE ENCLOSED SUBSCRIPTION AGREEMENT WHEREBY THE SUBSCRIBER AGREES NOT TO SELL SUCH SECURITIES PURCHASED BY HIM FOR A PERIOD OF TWELVE (12) MONTHS FROM THE DATE OF PURCHASE THEREOF: AND (2) EACH PENNSYLVANIA RESIDENT WHO SUBSCRIBES FOR ANY SHARES HAS THE RIGHT, PURSUANT

TO SECTION 207 OF THE PENNSYLVANIA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION AND RECEIVE A FULL REFUND OF ALL MONIES PAID, WITHIN TWO (2) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR SUCH SHARES HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY SUCH PERSON. TO ACCOMPLISH THIS WITHDRAWAL A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY, INDICATING HIS INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED SECOND BUSINESS DAY. IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE IT IS RECEIVED, AND TO EVIDENCE THE TIME WHEN IT WAS MAILED. IF A REQUEST IS MADE ORALLY (IN PERSON OR BY PHONE), WRITTEN CONFIRMATION SHOULD BE REQUESTED THAT IT HAS BEEN RECEIVED.

FOR RHODE ISLAND RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE BLUE SKY LAW OF RHODE ISLAND, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR SOUTH CAROLINA RESIDENTS ONLY IN MAKING INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY Has NOT Recommended THESE SECURITIES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WOULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR SOUTH DAKOTA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER CHAPTER 47-31 OF THE SOUTH DAKOTA SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF FOR VALUE EXCEPT PURSUANT TO REGISTRATION, EXEMPTION THEREFROM, OR OPERATION OF LAW. EACH SOUTH DAKOTA RESIDENT PURCHASING ONE OR MORE WHOLE OR FRACTIONAL UNITS MUST WARRANT THAT HE HAS EITHER (1) A MINIMUM NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF $30,000 AND A MINIMUM ANNUAL GROSS INCOME OF $30,000 OR (2) A MINIMUM NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF $75,000. ADDITIONALLY, EACH INVESTOR WHO IS NOT AN ACCREDITED INVESTOR OR WHO IS AN ACCREDITED INVESTOR SOLELY BY REASON OF HIS NET WORTH, INCOME OR AMOUNT OF INVESTMENT, SHALL NOT MAKE AN INVESTMENT IN THE PROGRAM IN EXCESS OF 20% OF HIS NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES).

FOR TENNESSEE RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE TENNESSEE SECURITIES ACT OF 1980, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR TEXAS RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE TEXAS SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE TEXAS SECURITIES COMMISSION. THEREFORE, THESE SECURITIES CANNOT BE RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE SECURITIES HEREIN DESCRIBED HAVE NOT BEEN QUALIFIED OR REGISTERED FOR SALE IN TEXAS. ANY REPRESENTATION TO THE CONTRARY OR CONSUMMATION OF SALE OF THESE SECURITIES IN TEXAS PRIOR TO QUALIFICATION OR REGISTRATION THEREOF IS A CRIMINAL OFFENSE.

FOR UTAH RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE UTAH UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VERMONT RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE VERMONT SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VIRGINIA RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE VIRGINIA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WASHINGTON RESIDENTS ONLY THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, THE WASHINGTON ADMINISTRATOR OF SECURITIES HAS NOT REVIEWED OR RECOMMENDED THIS OFFERING OR THIS MEMORANDUM, AND THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF WASHINGTON, CHAPTER 21.20 RCW, AS AMENDED, AND THEREFORE, CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT AND THE SECURITIES ACT OF WASHINGTON CHAPTER 21.20. RCW OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WEST VIRGINIA RESIDENTS ONLY THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING THESE SECURITIES HAS NOT BEEN FILED WITH THE WEST VIRGINIA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND NOR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR WISCONSIN RESIDENTS ONLY THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE WISCONSIN UNIFORM SECURITIES LAW, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD,

TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WYOMING RESIDENTS ONLY PURCHASERS MUST HAVE EITHER (i) A NET WORTH OF AT LEAST $250,000 OR (ii) INVEST NO MORE THAN 20% OF THEIR NET INCOME. IN MAKING ALL SUCH CALCULATIONS SUBSCRIPTIONS MUST EXCLUDE FROM THE CALCULATION OF SUCH NET WORTH THE FAIR MARKET VALUE OF THEIR HOMES, FURNISHINGS AND AUTOMOBILES.

Neither the delivery of this Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

FOR RESIDENTS OF ALL STATES THE UNITS AND SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE LAWS. THE SECURITIES ARE SUBJECT IN VARIOUS STATES TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH STATE LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, or HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ADDITIONAL STATE NOTICES

Residents of Illinois must have either (i) a net worth or a joint net worth with the person's spouse of at least $1,000,000, or (ii) an individual income or joint income with the person's spouse in excess of $800,000 in each of the two most recent years, or (iii) is expected to have an income in excess of $800,000 in the current year or, (iv) is not a natural person and in which at least 90% of the equity interest is owned by persons who meet either the net worth or income and net worth requirement above.

Residents of Indiana must have (i) a net worth (exclusive of home, furnishings and automobiles) of three (3) times the investment but not less than $75,000 or (ii) a net worth (exclusive of home, furnishings and automobiles) of twice the investment but not less than $30,000 and a gross income of $30,000.

Residents of Kentucky must have either (i) a net worth of at least $100,000 or (ii) a net worth of at least $25,000 and an annual income of at least $25,000.

Residents of North Carolina must have either (i) a net worth of at least $100,000 or (ii) a net worth of at least $25,000 and an annual income of at least $25,000.

Residents of Pennsylvania may not subscribe for amounts in excess of 20% of their net worth.

Residents of South Dakota purchasing one or more whole or fractional Units must warrant that he or she has either (i) a minimum net worth (exclusive of home, furnishings and automobiles) of $30,000 and a minimum gross income of $30,000 or (ii) a minimum net worth (exclusive of home, furnishings and automobiles) of $75,000. Additionally, each investor who is not an Accredited Investor or who is an Accredited Investor solely by reason of his or her net worth, income or amount of investment, shall not make an investment in excess of 20% of his or her net worth (exclusive of home, furnishings and automobiles).

Residents of Wisconsin must have either (i) a net worth of at least $75,000 or (ii) a net worth of at least $30,000 and an annual gross income of at least $30,000.

Residents of Wyoming must have either (i) a net worth of at least $250,000. or (ii) invest no more than 20% of their net income. In making all such calculations subscribers must exclude from the calculation of such net worth the net fair market value of their homes, furnishings and automobiles.

Regulation A

Section 3(b) of the Securities Act authorizes the SEC to exempt from registration small securities offerings. By this authority, the SEC created Regulation A, an exemption for public offerings not exceeding $5 million in any 12-month period. If you choose to rely on this exemption, your company must file an offering statement, consisting of a notification, offering circular, and exhibits, with the SEC for review.

Regulation A offerings share many characteristics with registered offerings. For example, you must provide purchasers with an offering circular that is similar in content to a prospectus. Like registered offerings, the securities can be offered publicly and are not "restricted," meaning they are freely trade-able in the secondary market after the offering. The principal advantages of Regulation A offerings, as opposed to full registration, are:

- The financial statements are simpler and don't need to be audited;
- There are no Exchange Act reporting obligations after the offering unless the company has more than $10 million in total assets and more than 500 shareholders;
- Companies may choose among three formats to prepare the offering circular, one of which is a simplified question-and-answer document; and
- You may "test the waters" to determine if there is adequate interest in your securities before going through the expense of filing with the SEC.

All types of companies which do not report under the Exchange Act may use Regulation A, except "blank check" companies, those with an unspecified business, and investment companies registered or required to be registered under the Investment Company Act of 1940.

If you "test the waters," you can use general solicitation and advertising prior to filing an offering statement with the SEC, giving you the advantage of determining whether there is enough market interest in your securities before you incur the full range of legal, accounting, and other costs associated with filing an offering statement. You may not, however, solicit or accept money until the SEC staff completes its review of the filed offering statement and you deliver prescribed offering materials to investors. (U.S. Securities and Exchange Commission)

JURISDICTIONAL NOTES

Prospective investors are not to construe the contents of this document or any prior or subsequent communications from the offering company as legal or tax advice. Each investor must rely on his own representative as to legal, income tax and related matters concerning this investment. Individual State qualifications for sale of securities in those states may require exemption by notification or qualification.

Risk Factors

This Memorandum contains or incorporates statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, (the "34 Act") which reflect the Company's current judgment on those issues. Those statements appear in a number of places in this Memorandum and in the documents incorporated by reference, if any, and may include statements regarding, among other matters, the Company's growth opportunities and other factors affecting the Company's financial condition or results of operations. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially from those anticipated in this Memorandum. Important factors that could cause actual results to differ materially include, but are not limited to: business conditions and growth in the industry and general economy – both domestic and international; lower than expected customer orders; competitive factors, including pricing pressures, technological developments, and products offered by competitors; availability of components; technological difficulties and resource constraints encountered in developing new products or modifications to existing products; and the timely flow of competitive new products and market acceptance of those products. Actual results may differ materially from these statements as a result of risk factors inherent in the Company's business, industry, customer base, or other factors.

Financial Projections Notice

Subscribers are urged to consider that Management assuming a best-case scenario in the marketplace for the Company and the completion of this Offering prepared the financial projections discussed by the Company, if any. Such projections are not guarantees of future financial performance, nor should they be understood as such by Subscribers. Subscribers should be aware of the inherent inaccuracies of forecasting. Although Management has a reasonable basis for these projections and has attached them hereto in good faith, Subscribers may wish to consult independent market professionals about the Company's future performance.

Speculative Investment

This is a speculative investment. Many of the factors which may affect the Company and its affairs are subject to change or are not within the control of the Company, and the extent to which such factors could restrict the activities or adversely affect the Company is not currently ascertainable. Those factors include, without limitation: interest rates and the availability of debt and equity financing, the market for and successful completion of development of the Company's product, unexpected technological advances by competing technologies, economic supply and demand for the products, financial controls and other governmental imposed restrictions, changes in tax laws and other legislation and judicial decisions, acts of God or other calamities.

Determination of Offering Price

The offering price of the Units and the representative amount of shares offered per unit has been arbitrarily determined by the Company and is not based on book value, assets, earnings or any other recognizable standard of value.

Dilution

The sale of the Units and the common stock issued therewith will result in dilution of current shareholders. If the placement were fully subscribed, there would be 5,000,000 additional shares issued. Those issued and outstanding shares would represent a 55% ownership of the company. Those will be issued as "Non-Restricted Securities" subject to the rules and regulations of Regulation A.

Restrictions on Transferability

The Securities have not been registered under the Securities Act or under any state securities laws. The Securities cannot be sold unless subsequently registered under such laws or unless, an applicable exemption is available.

No Public Market

There is no public, or private, market for the Units and there can be no assurance that a market will develop, or that the purchasers will be able to resell the Units offered hereby at the offering price or any other price. The Units have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and are restricted securities for the purposes of federal and state securities laws. The Units cannot be sold unless subsequently registered under such laws or unless, in the opinion of counsel to the Company, an exemption from registration is available. As a result of these limitations on transferability, any purchaser must bear the economic risk of an investment in the Units for an indefinite period of time.

In addition, the company or its' stock currently does not trade on any exchange. There can be no assurance that they will. Even if applicable exemptions from registration exist, there may be no public market for the sale of the securities.

Stock Sale Rule

Rule 15c2-6, under the 34 Act imposes additional sales practice requirements on broker-dealers who sell securities subject to that rule to persons other than current customers and Accredited Investors. Where the market value of the Common Stock is below $5.00 per share, sales of the shares in brokerage transactions are subject to the Rule. For transactions covered by the Rule, broker-dealers must make a special suitability determination for each purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the ability of purchasers in this Offering to sell the Securities in the secondary market may be affected.

Limited Operating History

This is a development stage company. It was solely incorporated and created to fully develop the business of which this Private Placement Memorandum puts forth. As of this date, no revenues and no sales have occurred. Level IX is also a development stage corporation and is wholly-owned by (The Company) and as of this date, no revenues and no sales have occurred. Neither Company has any debt.

Plan of Distribution

This is an offering of the issuer. There currently are no underwriters or broker-dealers associated with the offering. The issuer has identified a potential affiliated "finder"- That corporation has pre-existing relationships that would be valuable to the issuer for the purposes of funding this offering. In addition, that corporation will develop relationships that will also be valuable to the issuer for the purposes of funding this offering. That corporation – Noussa Inc- is controlled by the CEO of the issuer and in the opinion of the issuer presents no conflict of interest.

Broker-Dealers / Underwriter Fees

The issuer currently has no relationships with broker-dealers or underwriters. However, if these relationships were to develop the issuer would allow commissions to be paid to broker-dealers or underwriters for services rendered. The commissions would be 10% per classification. The company does not foresee any circumstance where an underwriter fee and broker-dealer fee would be paid to one entity for a single transaction. Broker-dealers and or Underwriters would be entitled to an additional 5% for fees associated with services rendered for purposes of distribution and sale of securities of this offering.

Finder's fees

The issuer may issue to qualified finders, any of the Securities and/or cash for their efforts in locating investors for the Company. Such Securities may be issued pursuant to an agreement between the Company and the finder at or near the time an investor located by the finder makes an investment in the Units. Compensation for these services, are described in "use of proceeds". In some instances a combination of stock and cash may be paid to finders or a negotiated fee for services not to exceed the amounts set aside for the cost of upfront capital.

**Lack of Escrow for
Offering Proceeds**

The issuer has no intention of placing any of the proceeds raised under this Offering in any escrow account. Instead, the Company intends to utilize the Offering proceeds upon receipt.

Offering Minimum

There is no minimum number of Units set to be sold by the issuer in making this offering and there can be no assurance that the Company will be able to sell all or any specified number of the Units.

Offering Period

This Offering will terminate at either: (1) the full placement of the Units described herein or (2) the termination date of the Offering, which is July 20th, 2009, unless, extended by the issuer, so long as an exemption will still exist, at the discretion of the issuer.

Use of Proceeds

The issuer expects to receive aggregate gross proceeds from the Offering of approximately $3,750,000 net amounts paid in commissions, costs of capital, syndication expenses, marketing expenses and consulting fees, for the up-front cost of capital. The issuer plans on using these funds to lease facilities for the implementation of its' direct market call program, fully equip those facilities and to maintain those facilities. In addition, the proceeds will be used to fund the salaries of approximately 100 employees for the duration of one year, filling two part-time shifts of 50 employees for the purpose of out-bound calling in a direct marketing campaign of the product. The proceeds will also be used to fund the final development of the "highly rich" visual environment and data based driven searchable web-community which will be the "product" of the issuer identified as: www.levelix.net. It is the intention of the company to use the funds for all associated cost for the development and launch of the issuer's web-portal until such time that sufficient revenue is generated to sustain operations and fund future development and growth. The issuer currently carries no debts and has produced no revenue. Level IX is a wholly-owned subsidiary of (The Company).

Subsidiary – definition

A **subsidiary**, in business matters, is an entity that is controlled by a bigger and more powerful entity. The controlled entity is called a company, corporation, or limited liability company, and the controlling entity is called its parent (or the parent company). The reason for this distinction is that a lone company cannot be a subsidiary of any organization; only an entity representing a legal fiction as a separate entity can be a subsidiary. While individuals have the capacity to act on their own initiative, a business entity can only act through its directors, officers and employees.

The most common way that control of a subsidiary is achieved is through the ownership of shares in the subsidiary by the parent. These shares give the parent the necessary votes to determine the composition of the board of the subsidiary and so exercise control. This gives rise to the common presumption that 50% plus one share is enough to create a subsidiary. There are, however, other ways that control can come about and the exact rules both as to what control is needed and how it is achieved can be complex (see below). A subsidiary may itself have subsidiaries, and these, in turn, may have subsidiaries of their own. A parent and all its subsidiaries together are called a group, although this term can also apply to cooperating companies and their subsidiaries with varying degrees of shared ownership.

Subsidiaries are separate, distinct legal entities for the purposes of taxation and regulation. For this reason, they differ from divisions, which are businesses fully integrated within the main company, and not legally or otherwise distinct from it.

Subsidiaries are a common feature of business life and most if not all major businesses organize their operations in this way. Examples include holding companies such as Berkshire Hathaway, Time Warner, or Citigroup as well as more focused companies such as IBM, or Xerox Corporation. These, and others, organize their businesses into national or functional subsidiaries, sometimes with multiple levels of subsidiaries. [reference Wikipedia]

As the owner of the subsidiary, the parent corporation may control the activities of the subsidiary. This arrangement differs from a merger, in which a corporation purchases another company and dissolves the purchased company's organizational structure and identity.

Subsidiaries can be formed in different ways and for various reasons. A corporation can form a subsidiary either by purchasing a controlling interest in an existing company or by creating the company itself. When a corporation acquires an existing company, forming a subsidiary can be preferable to a merger because the parent corporation can acquire a controlling interest with a smaller investment than a merger would require. In addition, the approval of the stockholders of the acquired firm is not required as it would be in the case of a merger.

When a company is purchased, the parent corporation may determine that the acquired company's name recognition in the market merits making it a subsidiary rather than merging it with the parent. A subsidiary may also produce goods or services that are completely different from those produced by the parent corporation. In that case it would not make sense to merge the operations.

Corporations that operate in more than one country often find it useful or necessary to create subsidiaries. For example, a multinational corporation may create a subsidiary in a country to obtain favorable tax treatment, or a country may require multinational corporations to establish local subsidiaries in order to do business there.

Wholly Owned Subsidiary – definition

A subsidiary whose parent company owns 100% of its common stock.

THE OFFERING

Securities Offered:	400 Units
Offering Price:	$12,500 per Unit
Minimum Purchase:	1 Unit
Shares Outstanding Prior to Offering:	4,000,000 Shares of Common Stock
Shares Outstanding After Offering:	9,000,000 Shares of Common Stock (Assuming Full Subscription)

Use of Proceeds: To fund the full development of an interactive, searchable, high quality, visually rich, online community. In addition, the marketing plan for the development of a sustainable worldwide customer base. Plus, business operations to successfully develop and implement the marketing plan of www.levelix.net.

Risk Factors:

The Company is an early development stage company that has no current history of revenues or operating history. An investment in the Units offered in this Confidential Private Placement Memorandum is speculative and involves a high degree of risk, including risks associated with the continued development of the Company's products, market acceptance of the Company's products, the availability of additional financing, development of competitive technologies, compliance with regulatory laws, general economic conditions and other risks generally associated with development stage companies.

Best Efforts Offering:

The Company is offering the Units on a "best efforts" basis. There is no minimum number of Units that need to be sold by the Company in making this offering and there can be no assurance that the Company will be able to sell all or any specified number of the Units. The Company may utilize net proceeds immediately for any of the purposes set forth in the "Use of Proceeds" section of the Memorandum.

The Company will provide its shareholders with an annual report, and quarterly updates of the progress and status of the Company. Investor Qualifications: The Units are being offered to investors who meet suitability standards. Each investor will be required to execute an Investment Representation and Subscription Agreement for the Units to be purchased, making certain representations therein with respect to income, net worth, experience and risk tolerance.

The Company

Level IX (www.LeveLix.net) is a wholly-owned subsidiary of The Worldwide Exchange. The goal is to develop a global online community. It will be populated by users uploading online classified ads. Level IX will be providing a new online window for people looking for jobs, apartments, cars, relationships, in addition to supplying a wonderful place to buy, sell and trade items. Level IX will be visually rich and, we hope, will allow users anywhere and anytime to find and motivate each other to get involved in local and worldwide commerce. We want it to be empowering for all our users, as well as fun and creative. Level IX will be designed to give a dynamic web page and a searchable data base for online classified ads to users for only $10.99 per month.

The opportunity for success with this project is rooted in the astonishing success of a company called Craigslist. The Craigslist community is currently run by only 24 people, and has grown worldwide from a simple plan: provide people a way to post or find jobs, housing, services and social connections. They allowed their business to grow organically and added services as those services were requested by their users.

Craigslist is a company with a great story. We plan to duplicate this success by providing the same service with a more dynamic online environment. To understand where we are going; you need to know where Craigslist came from.

This private company with 24 employees generated over $150 million in revenue in 2007 by providing mostly free ad space on an internet site. The internet service site called Craigslist was founded in 1995 by Craig Nemark for the San Francisco Bay Area. After observing his community of people helping one another in a friendly, social and trusting way on the internet, Craig Nemark decided to create his own posting for local events.

The first posting debuted in early 1995. The initial technology encountered some limits, but by June of 1995, a new technology was installed and the mailing list dubbed "Craiglist" resumed operations. Most of the early postings were submitted by Nemark and were notices of social events of interest to software and internet developers living and working in San Francisco.

Soon, word of mouth led to rapid growth. Both subscribers and the number of postings grew rapidly. Newark was surprised when people started using the mailing list for non-event postings. Employers trying to fill technical positions found that the list was a good way to reach people with the skills they were looking for. This led to the addition of a category for "jobs". User demand for more categories caused Nemark to enlist the help of volunteers and contractors to create a website user interface for different mailing list categories.

Needing a domain name and a web address, Craig Nemark registered Craigslist.org and later Craigslist.com. About this time, Newark realized that the site was growing so fast that he could stop working as a software engineer and work full-time running Craigslist. By April 2000, there were nine employees working out of Newmark's apartment on Cole Street in San Francisco.

Newmark says that Craigslist works because it gives people a voice, a sense of community and trust. Other factors he cites are consistency of down-to-earth values, customer service and simplicity. The company's sole source of revenue is paid job ads in select cities: $75 per ad for San Francisco Bay Area; $25 per ad for New York, Los Angeles, San Diego, Boston, Seattle, Washington D. C., Chicago and Portland, Oregon. There are also paid broker apartment listings in New York City at $10 per ad.

The majority of listings on Craigslist are free classified advertisements for jobs, internships, housing, personals, dating services, items for sale/barter/wanted services, events, resumes, and pet ads. Craigslist incorporated as a private for-profit company in 1999. It expanded into nine more cities in 2000, four in 2001, four more in 2002, and 14 in 2003. As of September of 2007, Craigslist had established itself in approximately 450 cities in 50 countries.

That being said, the site serves over nine billion page views per month, making it the 56th overall viewed site worldwide and 7th overall among other English language web sites like Yahoo, Google and e-Bay. With over thirty million new classified advertisements each month, Craigslist is the leading classified service in any medium. The site receives over two million new job listings each month, making it one of the top job boards in the world.

In December 2006, at the UBS Global Media Conference in New York, Craigslist CEO Jim Buckmaster told Wall Street analysts that Craigslist has little interest in maximizing profit, instead preferring to help users find cars, apartments, jobs, and dates. The company does not formally disclose financial information. However, analysts and commentators have reported varying figures for its annual revenue, ranging from $10 million in 2004, $20 million in 2005, $25 million in 2006 and possibly $150 million in 2007. (Reference Wikipedia)

These are examples of Craigslist's website pages.









On the following page is an example of what www.levelix.net wants to bring to the world.

LIX

www.Levelix.net













Level IX is designed to provide vibrant pages for our customers to look for jobs, apartments, cars, relations and to buy, sell, or exchange items. Membership gives our users complete access to the whole site and the ability to post many photos, and use beautifully designed screens to visually and audibly participate in what we hope to be a worldwide community of commerce.

(users will be able to add music and voice recordings)

The Business & Marketing Plan

LIX – the story

One day a person thought, Craiglist is a great tool. But wished it had a more vivid display to search and to present things. Then that person went to eBay and thought, well this is a place I can do business and find things I need. But that person found eBay to be very cumbersome, and costly. eBay charges for everything and even take's money if you are unsuccessful in auctioning off your goods. That person was me, Steven O. Butler, President & CEO of Levelix.net

I thought there needed to be a place that allowed users to communicate as if they owned a Beverly Hills store. This store could be shown around the world - but without the fees, sponsor ads and hassles of being in a busy marketplace with no parking, too many rules and not enough space.

I decided to create LIX (LeveLix.net) as a beautiful flash-web experience with music, color and visually pleasing pages that will bring to life the daily interactions of commerce, human interaction and desire. Each user would have the ability to customize his or her space by adding links, e-mail directions, and using pictures, plus music to enhance the experience of all viewers in the LeveLix.net community.

I wanted all users to have a more personal experience to enjoy moving commerce on the web. One would be able to use www.levelix.net as a substitute for Match.com, eBay, Craigslist, eHarmony.com, Monster.com and many others for local classifieds, forums, and personals.

The following marketing plan is how we envision bringing our business to the world and making it a raving success for all the people who have the courage and foresight to get involved as an investor and especially for all our potential worldwide users.

LIX – the website

The community will include, online classified advertising, job searching, the ability to promote concerts, bands, community activities, free or for fee exchange of goods and services, apartment listings and all the things that are important to the daily lives of people. Most of all, the site will provide a new "super visually" rich environment allowing users to communicate their desires more effectively. Thus appealing in a stronger manner than just plain text, which is generally all a user gets with traditional classified ads. It is our hope that this "visually rich" environment will stimulate the senses of visitors and increase commerce on the site by allowing the sellers and the buyers and the promoters to motivate their potential clients to act by stimulating the senses of sight and sound. All for one price of $10.99 per month.

The website will consist of a searchable data base populated with the items, events and personals of our users, uploaded to a "beautiful multi-functional" personalized web page categorized by location, item, and a desire to be a seller, buyer, promoter, exchange site or all of the above. The intention is to develop a worldwide site that may be searched by location, item, group, community or intention.

LIX - Viral Marketing

The company believes it will benefit greatly from the effects of viral marketing elements. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. Like viruses, such strategies take advantage of rapid multiplication to explode the message to thousands, or to millions.

LevelIX.net incorporates all the elements of viral marketing. It is our belief that these elements will allow the company to succeed well beyond our stated goals. The following paragraphs explain those elements in more detail. After reading these paragraphs, I believe you will see the inherent elements of success for LevelIX.net.

Elements of a Viral Marketing Strategy

Below are six basic elements you hope to include in your strategy. A viral marketing strategy need not contain ALL these elements, but the more elements it embraces, the more powerful the results are likely to be. An effective viral marketing strategy:

1. Gives away products or services
2. Provides for effortless transfer to others
3. Scales easily from small to very large
4. Exploits common motivations and behaviors
5. Utilizes existing communication networks
6. Takes advantage of others' resources

Let's examine each of these elements briefly.

1. Gives away valuable products or services (our initial free period)

"Free" is the most powerful word in a marketer's vocabulary. Most viral marketing programs give away valuable products or services to attract attention. Free e-mail services, free information, free "cool" buttons, free software programs that perform powerful functions but not as much as you get in the "pro" version. Wilson's Second Law of Web Marketing is "The Law of Giving and Selling" (http://www.wilsonweb.com/wmta/basic-principles.htm). "Cheap" or "inexpensive" may generate a wave of interest, but "free" will usually do it much faster. Viral marketers practice delayed gratification. They may not profit today, or tomorrow, but if they can generate a groundswell of interest from something free, they know they will profit soon and for the rest of their lives. Free attracts eyeballs. Eyeballs then see other desirable things that you are selling, and, presto! You earn money. Eyeballs bring valuable e-mail addresses, advertising revenue, and e-commerce sales opportunities. Give away something, sell something.

2. Provides for effortless transfer to others (Internet Based Business)

Public health nurses offer sage advice at flu season: stay away from people who cough, wash your hands often, and don't touch your eyes, nose, or mouth. Viruses only spread when they're easy to transmit. The medium that carries your marketing message must be easy to transfer and replicate: e-mail, website, graphic, software download. Viral marketing works famously on the Internet because instant communication has become so easy and inexpensive. From a marketing standpoint, you must simplify your marketing message so it can be transmitted easily and without degradation. Short is better. The classic is: "Get your private, free email at http://www.hotmail.com." The message is compelling, compressed, and copied at the bottom of every free e-mail message.

3. Scales easily from small to very large (Scalable Hosting Services)

To spread like wildfire the transmission method must be rapidly scalable from small to very large. The weakness of the Hotmail model is that a free e-mail service requires its own mail-servers to transmit the message. If the strategy is wildly successful, mail-servers must be added very quickly or the rapid growth will bog it down and it will die. If the virus multiplies only to kill the host before spreading, nothing is accomplished. So long as you have planned ahead of time how you can add mail-servers rapidly you're okay. You must build in scalability to your viral model.

4. Exploits common motivations and behaviors (Our business Model)

The best viral marketing plans recognize and target common human motivations. The desire to be cool and the desire to be successful and make money drives people. So does the hunger to be popular, loved, and understood. The resulting urge to communicate produces millions of customers and billions of e-mail communications. Design a marketing strategy that builds on common motivations and behaviors for its transmission, and you will have a winner.

5. Utilize existing communication networks (Our direct-call Marketing)

Most people are social. Social scientists tell us that each person has 8 to 12 people in their close network of friends, family, and associates. A person's broader network may consist of scores, hundreds, or thousands of people, depending upon his or her position in society. A waitress, for example, may communicate regularly with hundreds of customers in a given week. Network marketers have long understood the power of these human networks. People on the Internet develop networks of relationships, too. They collect e-mail addresses and favorite website URLs. Affiliate programs use such networks, as do permission e-mail lists. Learn to place your message into existing communications between people, and you rapidly multiply its dispersion.

6. Takes advantage of others' resources (additional strategy)

The most creative viral marketing plans use others' resources to get the word out. As we progress as a company we will explore the advantages of sponsorships for sporting events, Billboard advertising, radio advertising, magazine advertising, and online tags. It is important to us to build the business conservatively and allow the organic growth to come from our "ground campaign" and then piggy back on that success with the addition of a targeted "air campaign".

Marketing the Business with a Direct Call Program

- The business will be initially marketed by a direct calling program.
- Below are 3 revenue examples, plus a description of the program application
- These revenue examples use straight-line numbers.
- These examples are to show the potential revenue at low levels of daily subscriptions.
- These examples do not take into consideration the effects of word of mouth multiples or the drop out rate.
- The key is to reach the goals set and continue enough activity combined with the multiplying effect of word of mouth (Viral Marketing) to maintain the "goal" level as the average amount of constant paying users.
- What the Matrix examples reflect is the "potential" year or year residual cash flow if we achieve these goals as the average constant number of paying users.

Direct Calling Program Applied

Trained callers will dial individuals and businesses and promote www.levelix.net by giving live 30 second Pitches and or conversations.

An example is as follows:

"Hi, I was wondering if I may have 30 seconds of your time."

Thank you.
If you could find a place on the web where you could exchange things you don't want and find things that you do want like apartments, cars, toys, and relationships, like you can on Craigslist, but with dynamic, visual, web pages and without the hassle and expense of ebay, would that be worth $10.99 per month? If yes, then say-

Great, well do you have a pen and paper to write down a web- address? Good. Please take a moment and go to www.levelix.net- you will love it. Thank you for your time.

- We will allow new users to sign up for 60 days for free, provided they use a credit card and sign up for automatic renewal that will start at the end of the free period.

- We will maintain a very vigorous out-bound calling campaign and slowly add strategic marketing like radio ads, billboards, infomercials, etc. to add fuel to the fire.

We will concentrate on building one city at a time, unless sign-ups and request for additional cities is justified by a "wave" of demand, which is "highly" probable.

Potential Revenue

LIX – (Level IX.net) **Initial Call Group**

50 cold callers- $8.00 per hour/ per 8 hr day x 365 days = $1,168,000 in annual salaries.
(100 callers divided in 2 shifts for 4 hrs per)

Membership: $10.99 per month to register and post with a fully dynamic webpage-
Includes being able to post as a:

- Buyer	- employer
- Seller	- employment seeker
- Promoter	- social networking
- "Exchange Mall"	- misc.

Execution: Use outbound calling to recruit and sign up *Active Subscribers*

1st Matrix - 500,000 Active Subscribers
Time frame: 1 year (365 Days)
Daily Goal = 500,000 / 365 = 1,370 Active Subscriber sign ups per 8 hr day on average.

Minimum Phone Representatives: 50

Single person daily goal
For Company to complete
Mission: 1,370 / 50 = 27 Sign ups Per Day
Per phone representative

27 / 8 hrs = 3.375 sign ups Per Hour/ per rep -

Revenue Matrix - 500,000 Active Subscribers x $10.99 = $5,495,000 per month revenue or $65,940,000 annually in revenue at 3.375 sign ups- per phone representative- per hour in an 8 hour day-

Monthly Website Hosting Fee- $3000 per month * -

2nd Matrix- 250,000 Active Subscribers within one year-

Goal- 250,000 Active Subscribers
Time frame: 1 year (365 Days)

Daily Goal = 250,000 / 365 = 685 Active Subscribers sign ups per 8 hr day

Minimum Phone Representatives: 50

Single person daily goal
For the Company to complete
Mission: 685 / 50 = 13.7 Active Subscriber sign ups Per Day
Per Phone Representative

13.7 / 8 hrs = 1.7 sign ups Per Hour/ per rep

Revenue Matrix – 250,000 Active Subscribers x $10.99 = $2,747,500 per month revenue or $32,970,000 annually in revenue at 1.7 sign ups – per phone representative- per hour in an 8 hour day-

Monthly Website Hosting Fee- $1,500 per month *

3rd Matrix – 125,000 Active Subscribers within one year-

Goal- 125,000 Active Subscribers
Time Frame: 1 year (365 Days)
Daily Goal = 125,000 / 365 = 343 Active Subscribers sign ups per 8 hr day

Minimum Phone Representatives: 50

Single person daily goal
For the Company to complete
Mission: 343 / 50 = 6.86 Active Subscriber sign ups Per Day Per Phone Representative

6.86 / 8 hrs = 0.857 sign ups Per Hour/ per rep

Revenue Matrix – 125,000 Active Subscribers x $10.99 = $1,373,750 per month revenue or $16,485,000 annually in revenue at 0.857 sign ups - per phone representative- per hour in a 8 hour day-

Monthly Website Hosting Fee- $750.00 per month *

The site will feature places and people and opportunities like Craig's list, but with the added ability to post pictures and profiles with a full dynamic web page. We believe the enhanced environment will be well worth $10.99 per month-

* web-hosting fees as per quotes given by Iventa Corporation at the time of this offering. (additional cost will be leasing property, phone equipment, and other business accessories)

Discussion of Revenue Scenarios (Matrix I, II, II)

Matrix I above, assumes 50 people on phones receiving automated connected calls would be able to give enough people, per hour, the website address, so that at least "three people" would go to the website, like it and register for $10.99 and remain with us for one year-

Matrix II assumes at least "two people" register per hour.

Matrix III assumes at least "one person" register per hour.

How can this work, and what does it mean for us?

1. We will run the direct call program combined with 60 day free trials.

   a) Require a credit card to sign up and automatic renewal to start after the 60 day free trial period.

We believe a 60 day free trial combined with an intense out-bound calling campaign can signup enough people,(with the effect of word of mouth), that statistical probability would give us a great opportunity for the "real" retention of customers to be more than 1 person – per rep – per hour – per day year over year. We believe the combination of intense calling and the multiplying effects of "Viral Marketing", plus the experience of the environment on the site will be enough to reasonably assume our average retention rate year over year will be substantially higher than 1 person per rep, per day, per hour.

We believe by maintaining the call program, continuing to add communities to the site, and using targeted radio ads and "infomercials" guided by the "demographic' information we can get from the direct calling program, our "mean retention rate" will grow exponentially.

In using the automation and technology available today for centralized management of out-bound calling, the company may determine:

-how many calls were made
-how many calls were connected
-where the calls are being connected
-the times during the day that the most calls are connected
-the average duration of calls
-which areas are connecting the most and at what times of the day and much, much, more.

With that information, combined with the information on locations from the zip codes used to verify the credit cards- we can go to a map and make extremely well informed decisions about how to add auxiliary, targeted, advertising to optimize the number of sign ups.

What does that mean to us and our investors?

If our direct marketing program combined with the effects of viral marketing can achieve an average rate of sign ups that equals 1 person per hour; per phone representative; per day; our company could be producing 16 million dollars in annual revenue. That would be tremendously successful for investors and the company. If the company can move that number to an average of 3 people per hour; per phone representative; per day, we could be producing upwards of 65 million dollars in annual revenue. The cost to host the site being very low and having fixed salaries in the area of 1.2 million dollars per year, allows the business, potentially, to be amazingly profitable.

On the next page are examples to give you a representation of how the prior matrix assumptions would likely produce revenue in the first year of business. In these scenarios, we do not include the effect of the 60 day free trial. We concentrate on showing the potential revenue as a result of achieving these goal levels of users as an average result from marketing activity.

(Matrix I) **(First year of business)**

Daily Rep Goal	Daily Revenue		Days in Month	Jan Rev		residual rev	Total Month
January 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	= $136,276	+	0	= $136,276

Daily Rep Goal	Daily Revenue		Days in Month	Feb Rev		residual rev	Total Month
February 50 Reps 8 people per day/per rep (1 per hour/per rep) 28 days	(400 x $10.99)	x	28	= $123,088	+	136,276	= $259,364

Daily Rep Goal	Daily Revenue		Days in Month	March Rev		residual rev	Total Month
March 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	= 136,276	+	$259,364	= $395,640

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
April 50 Reps 8 people per day/per rep (1 per hour/per rep) 30 days	(400 x $10.99)	x	30	= $131,880	+	$395,640	= $527,520

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
May 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	= $136,276	+	$527,520	= $663,796

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
June 50 Reps 8 people per day/per rep (1 per hour/per rep) 30 days	(400 x $10.99)	x	30	= $131,880	+	$663,796	= $795,676

Daily Rep Goal	Daily Revenue		Days in Month		July Rev		residual rev	Total Month
July 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	=	$136,276	+	$795,676	= $931,952

Daily Rep Goal	Daily Revenue		Days in Month		Aug Rev		residual rev	Total Month
Aug 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	=	$136,276	+	$931,952	= $1,068,228

Daily Rep Goal	Daily Revenue		Days in Month		Sept Rev		residual rev	Total Month
Sept 50 Reps 8 people per day/per rep (1 per hour/per rep) 30 days	(400 x $10.99)	x	30	=	$131,880	+	$1,068,228	= $1,200,108

Daily Rep Goal	Daily Revenue		Days in Month		Oct Rev		residual rev	Total Month
Oct 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	31	=	$136,276	+	$1,200,108	= $1,336,384

Daily Rep Goal	Daily Revenue		Days in Month		Nov Rev		residual rev	Total Month
Nov 50 Reps 8 people per day/per rep (1 per hour/per rep) 30 days	(400 x $10.99)	x	30	=	$131,880	+	$1,336,384	= $1,468,264

Daily Rep Goal	Daily Revenue		Days in Month		Dec Rev		residual rev	Total Month
Dec 50 Reps 8 people per day/per rep (1 per hour/per rep) 31 days	(400 x $10.99)	x	30	=	$136,276	+	$1,468,264	= $1,604,540

Total Revenue = $10,387,748
(First Year)

(Matrix II) **(First year in business)**

Daily Rep Goal	Daily Revenue		Days in Month	Jan Rev		residual rev	Total Month
January 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	= $272,552	+	0	= $272,552

Daily Rep Goal	Daily Revenue		Days in Month	Feb Rev		residual rev	Total Month
February 50 Reps 16 people per day/per rep (2 per hour/per rep) 28 days	(800 x $10.99)	x	28	= $246,176	+	$272,552	= $518,728

Daily Rep Goal	Daily Revenue		Days in Month	March Rev		residual rev	Total Month
March 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	= $272,552	+	$518,728	= $791,280

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
April 50 Reps 16 people per day/per rep (2 per hour/per rep) 30 days	(800 x $10.99)	x	30	= $263,760	+	$791,280	= $1,055,040

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
May 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	= $272,552	+	$1,055,040	= $1,327,592

Daily Rep Goal	Daily Revenue		Days in Month	April Rev		residual rev	Total Month
June 50 Reps 16 people per day/per rep (2 per hour/per rep) 30 days	(800 x $10.99)	x	30	= $263,760	+	$1,327,592	= $1,591,352

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**July Rev**		**residual rev**	**Total Month**
July 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	=	$272,552	+	$1,591,352	= $1,863,904

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**Aug Rev**		**residual rev**	**Total Month**
Aug 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	=	$272,552	+	$1,863,904	= $2,136,456

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**Sept Rev**		**residual rev**	**Total Month**
Sept 50 Reps 16 people per day/per rep (2 per hour/per rep) 30 days	(800 x $10.99)	x	30	=	$263,760	+	$2,136,456	= $2,400,216

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**Oct Rev**		**residual rev**	**Total Month**
Oct 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	31	=	$272,552	+	$2,400,216	= $2,672,768

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**Nov Rev**		**residual rev**	**Total Month**
Nov 50 Reps 16 people per day/per rep (2 per hour/per rep) 30 days	(800 x $10.99)	x	30	=	$263,760	+	$2,672,768	= $2,936,528

Daily Rep Goal	**Daily Revenue**		**Days in Month**		**Dec Rev**		**residual rev**	**Total Month**
Dec 50 Reps 16 people per day/per rep (2 per hour/per rep) 31 days	(800 x $10.99)	x	30	=	$263,760	+	$2,936,528	= $3,200,288

Total Revenue = $21,012,880
(First Year)

(Matrix III) **(First year in business)**

Daily Rep Goal	Daily Revenue		Days in Month		Jan Rev		residual rev	Total Month
January 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	0	= $408,828

Daily Rep Goal	Daily Revenue		Days in Month		Feb Rev		residual rev	Total Month
February 50 Reps 24 people per day/per rep (3 per hour/per rep) 28 days	(1,200 x $10.99)	x	28	=	$369,264	+	$408,828	= $778,092

Daily Rep Goal	Daily Revenue		Days in Month		March Rev		residual rev	Total Month
March 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	$778,092	= $1,186,920

Daily Rep Goal	Daily Revenue		Days in Month		April Rev		residual rev	Total Month
April 50 Reps 24 people per day/per rep (3 per hour/per rep) 30 days	(1,200 x $10.99)	x	30	=	$395,640	+	$1,186,920	= $1,582,560

Daily Rep Goal	Daily Revenue		Days in Month		April Rev		residual rev	Total Month
May 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	$1,582,560	= $1,991,388

Daily Rep Goal	Daily Revenue		Days in Month		April Rev		residual rev	Total Month
June 50 Reps 24 people per day/per rep (3 per hour/per rep) 30 days	(1,200 x $10.99)	x	30	=	$395,640	+	$1,991,388	= $2,387,028

Daily Rep Goal	Daily Revenue		Days in Month		July Rev		residual rev	Total Month
July 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	$2,387,028	= $2,795,856

Daily Rep Goal	Daily Revenue		Days in Month		Aug Rev		residual rev	Total Month
Aug 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	$2,795,856	= $3,204,684

Daily Rep Goal	Daily Revenue		Days in Month		Sept Rev		residual rev	Total Month
Sept 50 Reps 24 people per day/per rep (3 per hour/per rep) 30 days	(1,200 x $10.99)	x	30	=	$395,640	+	$3,204,684	= $3,600,324

Daily Rep Goal	Daily Revenue		Days in Month		Oct Rev		residual rev	Total Month
Oct 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	31	=	$408,828	+	$3,600,324	= $4,009,152

Daily Rep Goal	Daily Revenue		Days in Month		Nov Rev		residual rev	Total Month
Nov 50 Reps 24 people per day/per rep (3 per hour/per rep) 30 days	(1,200 x $10.99)	x	30	=	$395,640	+	$4,009,152	= $4,404,792

Daily Rep Goal	Daily Revenue		Days in Month		Dec Rev		residual rev	Total Month
Dec 50 Reps 24 people per day/per rep (3 per hour/per rep) 31 days	(1,200 x $10.99)	x	30	=	$395,640	+	$4,404,792	= $4,800,432

Total Revenue = $31,150,056
(First Year)

Branding the Business

The company has developed a 'logo' that will be registered with the United States Patent and Trademark Office. The company believes the logo will easily be applied to golf hats, t-shirts-billboards and many other items to cost effectively bring the awareness of the company to a worldwide potential customer base. The following is a visual example of the logo as a branding & marketing device.





Bangkok



Chicago



Costa Rica



Holland



Iceland





Kuala Lumpur

New York





Rome

San Francisco





Seoul

Vancouver





The Artist

The "Art" or any item





For interested people

viewed and displayed thru our window

The Market & Competition

Classified advertising

Classified advertising is a form of advertising which is particularly common in newspapers, online and other periodicals, e.g. free ads papers or Penny-savers. Classified advertising differs from standard advertising or business models in that it allows private individuals (not simply companies or corporate entities) to solicit sales for products and services.

Overview

Classified advertising is usually textually based and can consist of as little as the type of item being sold and a telephone number to call for more information. It can also have much more detail, such as name to contact, address to contact or visit, a detailed description of the product or products ("pants and sweaters, size 10" as opposed to "clothing", "red 1996 Pontiac Grand Prix" as opposed to "automobile"). There are generally no pictures or other graphics within the advertisement, although sometimes a logo may be used.

Classified advertising is called such because it is generally grouped within the publication under headings classifying the product or service being offered (headings such as Accounting, Automobiles, Clothing, Farm Produce, For Sale, For Rent, etc.) and is grouped entirely in a distinct section of the periodical, which makes it distinct from display advertising, which often contains graphics or other art work and which is more typically distributed throughout a publication adjacent to editorial content.

Classified display advertising

Classified display advertising is a hybrid of the two forms, in which categorized advertisements with larger amounts of graphical detail can be found among the text listings of a classified advertising section in a publication. Business opportunities often use classifieds to sell their services, usually employing 1-800 numbers. Classified ads are also among the tools used by many companies in recruitment for available job opportunities.

Printed classified ads are typically just a few column lines in length, and they often filled with abbreviations to save space and money.

Developments

In recent years the term "classified advertising" or "classified ads" has expanded from merely the sense of print advertisements in periodicals to include similar types of advertising on computer services, radio, and even television, particularly cable television but occasionally broadcast television as well, with the latter occurring typically very early in the morning hours.

Internet classified ads do not typically use per-line pricing models, so they tend to be longer. They are also more readily searchable unlike their offline brethren, tend to be local, and may foster a greater sense of urgency as a result of their daily structure and wider scope for audiences. Because of their self-policing nature and low cost structures, some companies offer free classifieds such as Craigslist in the US, as well as Kijiji and Gumtree internationally. Other companies focus mainly on their local hometown region, while others blanket urban areas by using zip codes. Craigslist.org was one of the first online classified sites, and has grown to become the largest classified source, bringing in over 14 million unique visitors a month according to comScore Media Metrix. A number of online services called Aggregators crawl and aggregate classifieds from sources such as blogs and RSS feeds, as opposed to relying on manually submitted listings.

Additionally, other companies provide online advertising services and tools to assist members in designing online ads using professional ad templates and then automatically distributing the finished ads to the various online ad directories as part of their service. In this sense these companies act as both an Application service provider and a Content Delivery Platform.

Statistics

In 2003, the market for classified ads in the United States was $15.9 billion (newspapers), $14.1 billion (online) according to market researcher Classified Intelligence. The worldwide market for classified ads in 2003 was estimated at over $100 billion. Perhaps due to a lack of reporting solidarity Market Statistics vary concerning the total market for internet classified ads. The Kelsey Research Group lists online classified ads as being worth $13.3 billion.

Newspapers have continued their downward trend in classifieds revenue as internet classifieds grow. Classified advertising at some of the larger newspaper chains has dropped 14% to 20% in 2007 while traffic to classified sites has grown 23%.

As the online classified advertising sector develops, there is an increasing emphasis toward specialization. Vertical markets for classifieds are developing quickly along with the general marketplace for classifieds websites. Like search engines, classified websites are often vertical in nature with sites providing advertising platforms for niche markets of buyers and of sellers.

Craigslist-

The service was founded in 1995 by Craig Newmark for the San Francisco Bay Area. After incorporation as a private for-profit company in 1999, Craigslist expanded into nine more U.S. cities in 2000, four each in 2001 and 2002, and 14 in 2003. As of September 2007, Craigslist had established itself in approximately 450 cities in 50 countries.

As of 2007, Craigslist operates with a staff of 24 people. Its sole source of revenue is paid job ads in select cities ($75 per ad for the San Francisco Bay Area; $25 per ad for New York, Los Angeles, San Diego, Boston, Seattle, Washington D.C., Chicago and recently Portland, Oregon) and paid broker apartment listings in New York City ($10 per ad).

The site serves over nine billion page views per month, putting it in 56th place overall among web sites world wide, ninth place overall among web sites in the United States (per Alexa.com on January 10, 2008), to over thirty million unique visitors. With over thirty million new classified advertisements each month, Craigslist is the leading classifieds service in any medium. The site receives over two million new job listings each month, making it one of the top job boards in the world. The classified advertisements range from traditional buy/sell ads and community announcements, and personal ads.

In December 2006, at the UBS Global Media Conference in New York, Craigslist CEO Jim Buckmaster told Wall Street analysts that Craigslist has little interest in maximizing profit, instead preferring to help users find cars, apartments, jobs, and dates.

The company does not formally disclose financial or ownership information. Analysts and commentators have reported varying figures for its annual revenue, ranging from $10 million in 2004, $20 million in 2005, and $25 million in 2006 to possibly $150 million in 2007.

It is believed to be owned principally by Newmark, Buckmaster, and eBay (the three board members). EBay owns approximately 25%, and Newmark is believed to own the largest stake.

eBAY-

eBay Inc. is an American Internet company that manages eBay.com, an online auction and shopping website in which people and businesses buy and sell goods and services worldwide. In addition to its original U.S. website, eBay has established localized websites in thirty other countries. eBay Inc also owns PayPal, Skype, and other businesses.

The online auction web site was founded in San Jose, California on September 3, 1995 by French-born Iranian computer programmer Pierre Omidyar as Auction Web,[1] part of a larger personal site that included, among other things, Omidyar's own tongue-in-cheek tribute to the Ebola virus.

The very first item sold on eBay was a broken laser pointer for $14.83. Astonished, Omidyar contacted the winning bidder and asked if he understood that the laser pointer was broken. In his responding email, the buyer explained: "I'm a collector of broken laser pointers."[3] The frequently repeated story that eBay was founded to help Omidyar's fiancée trade PEZ Candy dispensers was fabricated by a public relations manager in 1997 to interest the media. This was revealed in Adam Cohen's 2002 book and confirmed by eBay.

Chris Agarpao was hired as eBay's first employee and Jeffrey Skoll was hired as the first president of the company in 1996. In November 1996, eBay entered into its first third-party licensing deal, with a company called Electronic Travel Auction to use SmartMarket Technology to sell plane tickets and other travel products. The company officially changed the name of its service from AuctionWeb to eBay in September 1997. Originally, the site belonged to Echo Bay Technology Group, Omidyar's consulting firm. Omidyar had tried to register the domain name echobay.com (the domain has recently been put up for sale) but found it already taken by the Echo Bay Mines, a gold mining company, so he shortened it to his second choice, *eBay.com.*

eBay went public on September 21, 1998, and both Omidyar and Skoll became instant billionaires. The company purchased PayPal on October 14, 2002.

Items and services

Millions of collectibles, appliances, computers, furniture, equipment, vehicles, and other miscellaneous items are listed, bought, and sold daily. In 2005, eBay launched its Business & Industrial category, breaking into the industrial surplus business. Some items are rare and valuable, while many others are dusty gizmos that would have been discarded if not for the thousands of eager bidders worldwide. Anything can be sold as long as it is not illegal or does not violate the eBay Prohibited and Restricted Items policy. Services and intangibles can be sold, too. Large international companies, such as IBM, sell their newest products and offer services on eBay using competitive auctions and fixed-priced storefronts. Regional searches of the database make shipping slightly faster and cheaper. Separate eBay sites such as eBay US and eBay UK allow the users to trade using the local currency as an additional option to PayPal. Software developers can create applications that integrate with eBay through the eBay API by joining the eBay Developers Program. As of June 2005, there were over 15,000 members in the eBay

Developers Program, comprising a broad range of companies creating software applications to support eBay buyers and sellers as well as eBay Affiliates.

Fees

eBay generates revenue from a number of fees. The eBay fee system is quite complex; there are fees to list a product and fees when the product sells, plus several optional fees, all based on various factors and scales. The U.S.-based ebay.com takes $0.20 to $80 per listing and 5.25% or less of the final price (as of 2007). The Mexican eBay "Mercado libre" takes 1% (price of the article × number of articles to be sold), and 4.99% of the final price if there is a successful trade. The UK based ebay.co.uk (ebay.co.uk offices) takes from GBP £0.15 to a maximum rate of GBP £3 per £100 for an ordinary listing and from 0.75% to 5.25% of the final price. In addition, eBay now owns the PayPal payment system which has fees of its own. Reference Wikipedia – ebay

USA Annual Publication, 2008 USA

"The Internet economy continued its meteoric rise, with sites, like Facebook, becoming $100 billion companies virtually overnight, highlighting the enormous scale of network economies that can be harnessed by the Internet's expansive reach. Online advertising and e-commerce are becoming an increasingly significant share of the overall advertising and retail markets."

Internet usage

Internet Usage Statistics for the Americas

Internet User Statistics and Population Stats for 51 countries and regions
- North America, Central America, South America and the Caribbean -

INTERNET USERS AND POPULATION STATS FOR THE AMERICAS

THE AMERICAS	Population (2008 Est.)	% Pop. of World	Internet Users, Latest Data	% Population (Penetration)	% Usage of World	Use Growth (2000-2008)
All the Americas	913,258,921	13.7 %	**383,702,883**	42.0 %	27.3 %	204.1 %
Rest of the World	5,762,861,367	86.3 %	**1,024,022,037**	17.8 %	72.7 %	336.1 %
WORLD TOTAL	6,676,120,288	100.0 %	**1,407,724,920**	21.1 %	100.0 %	290.0 %

NOTES: (1) Internet Usage and Population Statistics for the Americas were updated for March 31, 2008. (2) Population numbers are based on data contained in the US Census Bureau. (3) The most recent usage comes mainly from data published by Nielsen//Net Ratings , by ITU , and other local sources. (4) Data on this site may be cited, giving due credit and establishing an active link back to Internet World Stats

INTERNET USERS AND POPULATION STATS FOR THE AMERICAS

REGION	Population (2007 Est.)	% Pop. America	Internet Users, Latest Data	% Population (Penetration)	% Usage America	Use Growth (2000-2007)
North America	334,659,631	37.0 %	**238,015,529**	71.1 %	65.3 %	120.2 %
South America	380,127,270	42.1 %	**92,430,998**	24.3 %	25.4 %	546.7 %
Central America	149,206,636	16.5 %	**27,731,816**	18.6 %	7.6 %	761.9 %
The Caribbean	39,799,568	4.4 %	**6,040,900**	15.2 %	1.7 %	979.9 %
TOTAL AMERICAS	903,793,105	100.0 %	**364,219,243**	40.3 %	100.0 %	188.7 %

NOTES: (1) Internet Usage and Population Statistics for the Americas were updated for December 31, 2007. (2) CLICK on each region or country to see detailed data for individual regions. (3) Population numbers are based on data contained in the US Census Bureau. (4) Internet usage stats comes mainly from data published by Nielsen//Net Ratings , ITU , and other trustworthy sources. (5) Data on this site may be cited, giving due credit and establishing a link back to Internet World Stats . (6) For definitions and help, see the site surfing guide.

World Internet Users and Population Stats

WORLD INTERNET USAGE AND POPULATION STATISTICS

World Regions	Population (2008 Est.)	Population % of World	Internet Usage, Latest Data	% Population (Penetration)	Usage % of World	Usage Growth 2000-2008
Africa	955,206,348	14.3 %	**51,022,400**	5.3 %	3.6 %	1030.2 %
Asia	3,776,181,949	56.6 %	**529,701,704**	14.0 %	37.6 %	363.4 %
Europe	800,401,065	12.0 %	**382,005,271**	47.7 %	27.1 %	263.5 %
Middle East	197,090,443	3.0 %	**41,939,200**	21.3 %	3.0 %	1176.8 %
North America	337,167,248	5.1 %	**246,402,574**	73.1 %	17.5 %	127.9 %
Latin America/Caribbean	576,091,673	8.6 %	**137,300,309**	23.8 %	9.8 %	659.9 %
Oceania / Australia	33,981,562	0.5 %	**19,353,462**	57.0 %	1.4 %	154.0 %
WORLD TOTAL	6,676,120,288	100.0 %	**1,407,724,920**	21.1 %	100.0 %	290.0 %

NOTES: (1) Internet Usage and World Population Statistics are for March 31, 2008. (2) CLICK on each world region name for detailed regional usage information. (3) Demographic (Population) numbers are based on data from the US Census Bureau . (4) Internet usage information comes from data published by Nielsen//NetRatings, by the International Telecommunications Union, by local NIC, and other reliable sources. (5) For definitions, disclaimer, and navigation help, please refer to the Site Surfing Guide, now in ten languages. (6) Information in this site may be cited, giving the due credit to www.internetworldstats.com.

Top Ten Languages Used in the Web

(Number of Internet Users by Language)

TOP TEN LANGUAGES IN THE INTERNET	% of all Internet Users	Internet Users by Language	Internet Penetration by Language	Language Growth in Internet (2000 - 2008)	2008 Estimated World Population for the Language
English	30.4 %	427,436,880	21.0 %	201.1 %	2,039,114,892
Chinese	16.6 %	233,216,713	17.1 %	622.0 %	1,365,053,177
Spanish	8.7 %	122,349,144	27.1 %	395.7 %	451,910,690
Japanese	6.7 %	94,000,000	73.8 %	99.7 %	127,288,419
French	4.8 %	67,315,894	16.4 %	451.8 %	410,498,144
German	4.5 %	63,611,789	66.0 %	129.6 %	96,402,649
Arabic	4.2 %	59,810,400	16.7 %	2062.2 %	357,271,398
Portuguese	4.1 %	58,180,960	24.3 %	668.0 %	239,646,701
Korean	2.5 %	34,820,000	47.9 %	82.9 %	72,711,933
Italian	2.4 %	33,712,383	57.9 %	155.4 %	58,175,843
TOP 10 LANGUAGES	**84.8 %**	1,194,454,163	22.9 %	263.6 %	5,218,073,846
Rest of the Languages	**15.2 %**	213,270,757	14.6 %	556.7 %	1,458,046,442
WORLD TOTAL	**100.0 %**	1,407,724,920	21.1 %	290.0 %	6,676,120,288

(*) NOTES: (1) Internet Top Ten Languages Usage Stats were updated for March 31, 2008. (2) Internet Penetration is the ratio between the sum of Internet users speaking a language and the total population estimate that speaks that specific language. (3) The most recent Internet usage information comes from data published by Nielsen//Net Ratings, International Telecommunications Union, Computer Industry Almanac, and other reliable sources. (4) World population information comes from the U.S. Census Bureau . (5) For definitions and navigation help in several languages, see the Site Surfing Guide. (6) Stats may be cited, stating the source and establishing an active link back to Internet World Stats.

Internet Users in the World
March 2008


Asia
Europe
North America
Latin America / Caribbean
Africa
Middle East
Oceania / Australia
530
382
246
137
51
42
19
0
50
100
150
200
250
300
350
400
450
500
550
600
Millions of Users

Note: World Internet Users estimate is 1,407,724,920 for Q1 2008

World Internet Penetration Rates
March 2008


North America
73.1%
Oceania / Australia
57.0%
Europe
47.7%
Latin America / Caribbean
23.8%
Middle East
21.3%
World, Average
21.1%
Asia
14.0%
Africa
5.3%
0
10%
20%
30%
40%
50%
60%
70%
80%
90%
Penetration Rate

Note: Penetration Rates are based on a world population of 6,676,120,288 for mid-year 2008


Internet Users Growth in the World
Between 2000 and 2008
Middle East
Africa
Latin America / Caribbean
Asia
World Growth Avg.
Europe
Oceania / Australia
North America
1176.8%
1030.2%
659.9%
363.4%
290.0%
263.5%
154.0%
127.9%
0
100%
200%
300%
400%
500%
600%
700%
800%
900%
1000%
1100%
1200%
1300%
1400%
Growth in Percentage (2000 - 2008)

Note: World Internet Users estimate is 1,407,724,920 for Q1 2008.

The Market Potential of the Internet in China

(China.org.cn November 28, 2007)

It has been 20 years since the first e-mail was sent from China. However, the Internet has been in popular commercial use in the country for just 10 years. The past decade has seen the number of Chinese Internet users grow from 620,000 in 1997 to 162 million at the end of June 2007. In that same time the number of websites in China soared from 1,500 to 1.31 million. In 2000, only three Chinese portal websites – sina.com, sohu.com and netease.com – were listed abroad, with a combined market value of less than US$500 million at the end of the year. In 2007, more than 20 Internet companies with various business models were listed abroad apart from portal websites, boasting a total market value of over US$50 billion.

Despite the bubbles and market shakeups in the past decade, China remains one of the countries where the Internet enjoys the most rapid development. Internet users in China are expected to outnumber those in the United States by the end of next year or even earlier, making China the country with the largest Internet-using population. The Internet has evolved into an important industry in China, exerting a great influence on people's daily lives and everyday economic activity and helping promote the country's economic development and social progress.

Encouragingly, Chinese Internet users will account for less than 15 percent of China's total population even if their number exceeds the number of their US counterparts next year. There is much room for China's Internet industry to achieve long-term and sustainable growth.

Information and entertainment have been the dominant themes of Internet services in China in the past decade. The development of e-commerce has lagged behind online entertainment. Internet applications in business enterprises and government agencies are still in the primary stage. The most widely used applications are for news browsing, information searching, instant messaging, video watching and online gaming. Accordingly, advertising and online gaming have been the main business models of China's Internet industry over the past decade. These two services are responsible for more than 80 percent of the industry's revenue at present. They will continue to be its main profit models in the foreseeable future. Of course, as the Internet is used more widely in the corporate world and as the general climate for e-commerce further improves, e-commerce is set to become another major source of profits for China's Internet industry and undergo explosive growth.

Now I would like to elaborate on the present and future market potential of the Internet in China from the following perspectives:

I. Online advertising

Online advertising has been one of the major profit models of China's Internet industry. It has maintained rapid, sustainable growth in the past decade. China's online advertising market grew from less than US$20 million in 2000 to US$900 million in 2006 and is expected to approach US$1.5 billion this year. Chinese Internet users are comparable to their US counterparts in terms of the frequency and time using the Internet, news browsing, information searching and instant messaging. Although Internet users only account for 12 percent of China's total population at present, up to 40 percent of the residents in affluent cities access the Internet. In other words, the Internet, as an advertising media, already covers a wide range of consumers. However, its advertising revenue is far disproportionate to the attention given by Internet users. Online advertising only takes up less than 5 percent of China's advertising market at present. It therefore has great potential for growth.

Revenue in China's online advertising market is generated mainly from graphic ads for clients advertising for their brands and search ads serving small- and medium-sized enterprises. Graphic ads are the major form of online advertising today, contributing to more than 70 percent of its revenue.

Chinese Internet users depend even more on the Internet as a source of news and information than Internet users in the United States and many other countries. The Internet has claimed more public attention than many other media outlets in China including newspapers and magazines. Unlike in the United States, the Internet's role as a media outlet is particularly pronounced in China. The Internet emerged in the country at a time when its traditional media began to embrace the market mechanism. The Internet media, with portal websites as representatives, chose to seek development by cooperating with the traditional media from the very beginning. China's Internet media and traditional media have long been integrated and have grown in collaboration. Featuring sophisticated technology and premium forms of communication, the Internet has become one of the most important news and information outlets in China.

For example, the full coverage of the recently concluded 17th National Congress of the Communist Party of China (CPC) at sina.com received dozens of millions of page views. The homepage of that section received more than 4 million views on October 22, the day when members of the new Standing Committee of the Political Bureau of the CPC Central Committee made their debut. The numbers testify to the fact that Chinese Internet users are increasingly turning to the Internet, instead of TV, newspaper or radio, to learn about current international and domestic events and news.

Over the past two years, user-generated content, with blogging and web casting as telling examples, has made great headway in China, ushering in an era of interactive, personalized Internet media. By integrating user-generated content with traditional web content, China's Internet media has remarkably increased their page views and attraction.

Given its prominent role as a media outlet, the Internet serves as a major carrier of brand ads. Graphic ads and other kinds of online ads targeting brand advertisers will continue to show an upward trend in the coming years.

Web search has been increasingly used in China in recent years. It has become one of the major demands of Chinese Internet users. Some 70 percent of Internet users in China use search tools. Revenue from search ads has skyrocketed in the past two years. The growth rate is well illustrated by the performance of the share price of baidu.com, China's largest search company. However, search ads are still in the primary stage of development in China. Less than 10 percent of China's business enterprises run websites, and the application of e-commerce is quite basic. However, things are changing rapidly. In the few years to come, search ads will enjoy a much higher growth rate than online ads as a whole. As a result, their share in the online advertising market is set to increase.

According to a survey of the China Internet Network Information Center, more than 70 percent of the 162 million Chinese Internet users have broadband Internet access. The wide adoption of broadband has greatly expanded and extended the application of the Internet in China. Video has become a new focus of attention in the broadband era. Video applications including live broadcasting, video on demand, web-casting and video chatting are the most important areas of growth in China's Internet industry this year.

Unlike in the United States, online video will not be able to create huge commercial value in China immediately. China's web infrastructure has yet to be improved. Among China's Internet users, there is not a leisure class that can contribute large quantities of user-generated video content. Moreover, the Internet media have yet to find an advertising solution that does not affect the users' video watching experience. Given these drawbacks, China's online video is still in the incubation stage. However, we are full of confidence about its future. To date, the Internet media have obtained advertising market share mostly from the print media. With the development of online video ads, they will be able to make inroads into the TV advertising market, which is responsible for over 70 percent of the revenue of the entire advertising industry. The potential is not to be underestimated.

Reference: Mr. Charles Chao, whom holds a masters degree in accounting from the University of Texas at Austin, an MA in journalism from the University of Oklahoma, and a BA in journalism from Fudan University in Shanghai. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.

The company has a consultant that feels it may have an opportunity to take advantage of some of the growth opportunities in China.

Industry News

__The Kelsey Group__ - November 7, 2006

Global Local Search and Online Classified Ad Revenues to Reach $31.1 Billion in 2010, Says The Kelsey Group

We expect numerous local search start-ups to challenge the predictable revenue flows that the large established marketplaces for automobiles, real estate and other key segments have enjoyed for decades," said Matt Booth, program director of Interactive Local Media. "At the heart of these profound changes is the phenomenal growth in local search traffic as more and more **global consumers turn to the Internet for researching, comparing, shopping and transacting very small and very large purchases."**

"The recent announcements that Google plans to broker advertising beyond the Internet to traditional media could further disrupt an already challenging local media market," said Neal Polachek, The Kelsey Group's senior vice president, research and consulting. "Autos are a significant example because of the size of the advertising category. The Kelsey Group estimates that by 2010 almost 40 percent of an estimated $27 billion automobile advertising market will be allocated to local online and directional media."

Adobe Advances Rich Media Search on the Web

Adobe Flash Technology Enhances Search Results for Dynamic Content and Rich Internet

Applications

SAN JOSE, Calif. — July 1, 2008 — Adobe Systems Incorporated (Nasdaq:ADBE) today announced the company is teaming up with search industry leaders to dramatically improve search results of dynamic Web content and rich Internet applications (RIAs). Adobe is providing optimized Adobe® Flash® Player technology to Google and Yahoo! to enhance search engine indexing of the Flash file format (SWF) and uncover information that is currently undiscoverable by search engines. This will provide more relevant automatic search rankings of the millions of RIAs and other dynamic content that run in Adobe Flash Player. Moving forward, RIA developers and rich Web content producers won't need to amend existing and future content to make it searchable — they can now be confident it can be found by users around the globe.

The openly published SWF specification describes the file format used to deliver rich applications and interactive content via Adobe Flash Player, which is installed on more than 98 percent of Internet-connected computers. Although search engines already index static text and links within SWF files, RIAs and dynamic Web content have been generally difficult to fully expose to search engines because of their changing states — a problem also inherent in other RIA technologies. "Until now it has been extremely challenging to search the millions of RIAs and dynamic content on the Web, so we are leading the charge in improving search of content that runs in Adobe Flash Player," said David Wadhwani, general manager and vice president of the Platform Business Unit at Adobe. "We are initially working with Google and Yahoo! to significantly improve search of this rich content on the Web, and we intend to broaden the availability of this capability to benefit all content publishers, developers and end users."

Google has already begun to roll out Adobe Flash Player technology incorporated into its search engine. With Adobe's help, Google can now better read the content on sites that use Adobe Flash technology, helping users find more relevant information when conducting searches. As a result, millions of pre-existing RIAs and dynamic Web experiences that utilize Adobe Flash technology, including content that loads at runtime, are immediately searchable without the need for companies and developers to alter them.

Google has been working hard to improve how we can read and discover SWF files," said Bill Coughran, senior vice president of engineering at Google. "Through our recent collaboration with Adobe, we now help Web site owners that choose to design sites with Adobe Flash software by indexing this content better. Improving how we crawl dynamic content will ultimately enhance the search experience for our users." Yahoo! also expects to deliver improved Web search capabilities for SWF applications in a future update to Yahoo! Search. "Yahoo! is committed to supporting webmaster needs with plans to support searchable SWF and is working with Adobe to determine the best possible implementation," said Sean Suchter, vice president Yahoo! Search Technology Engineering. "Designers and Web developers have long been frustrated that search engines couldn't better access the information within their content created with Flash technology. It's great to see Adobe and the search engines working directly together to improve the situation," said Danny Sullivan, editor-in-chief, SearchEngineLand.com. "The changes should help unlock information that's previously been 'invisible' and will likely result in a better experience for searchers."

To download and learn more about Adobe Flash Player, please visit www.adobe.com/products/flashplayer/.

Directors, Executive Officers and Significant Employees

Steven O. Butler President / CEO / Director



Profile-

Born: Los Angeles, Ca. 1960
Graduated H.S. – Loyola High School, Los Angeles 1978
B.S. Degree – University of Southern California
Has been in the Securities Industry for 20 years
Has held series 63,7,24 principal license
Financial consultant:
Smith Barney Harris Upham - Beverly Hills, CA.
Prudential Securities – Beverly Hills, CA.
Assistant to Trader- Drexel Burnham Lambert – Beverly Hills, CA.

Private Investment Banking – 1999 – Present

Personal Statement: Often our resumes' have little opportunity to let people know who we really are. As we try to decide where to trust and where to invest, we hardly ever get a chance to look into the eyes or the soul of the people who will determine our success or failure. I want to give you a chance to know more about me than what a list of institutions and jobs can give you. Often it is easier to see what and who someone is through the eyes of other people. I got a call one day from an old girlfriend who said that she tried to Google me on the internet. She went on to explain that she came upon an article on a conservative website that talked about someone who she thought had to be me. She told me to go and read it. I Googled myself and there it was. The article was entitled: "Steve, dispersed". Apparently, it was written by a childhood friend of mine on his political blog site. I found it to be honest and amazingly insightful to the man you would be looking toward to guide this mission to success and then safely back to shore. Allow me the liberty to paste the article here for your review.

October 31, 2004 (Cobb's Diary)

Steve Butler, Dispersed

Yesterday I reconnected with Steve Butler. Steve is one of my oldest friends, one of those men on the periphery of my life who is yet instantly intimate. And then he's gone. The last time I saw him before yesterday was at the 20 year reunion in 1998.

I first met Steve back in the 7th grade. He was probably the first kid I met who was completely unleashed, but smart, funny and cool. Other kids I knew who did everything they wanted to were just badass knuckleheads - all dead or in jail now I'm sure. But Steve was a good kid, and yet transgressive. He always was a whirlwind of energy capable of busting out the kind of laugh that's immediately magnetic. I've never been the kind of person to look up to anyone but Steve was, well he was Steve. He was the kind of kid who could make teachers look at themselves and really wonder if they should be punishing him.

The only thing that could stop Steven Butler was himself. But he gave himself a very long rope. We took the entrance exam for Loyola and along with Alfred and Gary we made it. Unfortunately, Patrick and Vincent didn't make the cut, but still our little school, Holy Name, was well-represented. Steve played baseball and ran track, but like most kids from the hood, we were nowhere near good enough to compete against suburban Little Leaguers who never had to borrow other kid's gloves to play pickle or pepper. Steve mastered the high hurdles and wore a white letterman's sweater from Albion Mills which was bedecked with medals. Steve had an uncanny ability to make everybody else look bad just by showing up.



We both applied to and were accepted to USC. Most people believed that Steve was destined to be an attorney who would smooth talk his way to fame and fortune. I, like most people, couldn't predict anything but that he'd make waves. In the short time that I was there, I know he tried to create the first multiracial, coed 'frasority' and that he had managed to become one of the most popular guys in the new Residence West. For some reason I always associate 'West with the Coed Naked Indoor Frisbee. But when I fell out with the bean counters at the California Student Aid Committee, I lost track of most of my collegiate friends.

I ran into Steve on several occasions in the years that followed. There was something about his ability to basically do whatever he wanted that made Steve the only person who could stop him. And so he wrecked himself a couple of times. I didn't know the details, but I could see the effects. He bounced in and out of several gigs and finally settled into the financial industry. Steve the stockbroker. That made perfect sense, but then again, so did Steve the used car dealer. Even in a degraded state, Steve had more raw potential than anyone I knew - and perhaps that was the problem.

In my way of seeing the world, there are several tests that determine whether you are going to beat the American middle class or whether it's going to beat you. The middle aged men who can laugh and joke about getting over these hurdles are the real winners. If you haven't smacked into them, you haven't lived. When I was riding high on the Internet Bubble, I used to say that I had survived a Child Custody Battle and an IRS Audit. All I had to do was beat a Felony conviction and I'd have the triple-crown.

Like me, Steve grew up scrappy. So I knew that if he got knocked down, he'd get up again. But if you break your legs enough times, you can't walk straight. When I saw him with orange hair back in "89" roller -skating with this silicone chick, I wondered if he'd ever be right again, although even in total debauchery, Steve had style. All doubts were erased yesterday. Now that Steve is chilling in the Marina and obviously plays a lot of golf, I know he has won. Mention taxes and he'll get apoplectic on you. I didn't know that Steve had been a Republican since 1980, but it didn't take me long to figure out. He's also a lot slimmer and healthier than most of the guys around, so he's obviously conquered other demons. He was clearly the Full Steve.

As we chatted, going back and forward in time, we talked about the Browns including Celeste. Whenever I think about Celeste, I think of the ideal 'Essence Woman'. Back in the days, we thought women like that grew on trees. I have learned the hard way how exceptionally rare gifted folks are and that if you are fortunate enough to have one as a friend, you owe it to them and yourself to be the best friend you can be. You can't tell this to kids in high school - it's all about competition. But as men, we understand the delicate balance, the preciousness of life.

I've lived all over the country and am now trying to keep my roots in California. Steve reminds me that I am home. We cannot afford not to stay in touch.

(http://cobb.typepad.com/cobb/2004/10/steve_butler_di.html)

Ryan Hickey Chief Technical Officer/ Web-designer

My name is Ryan James Hickey. I am 22 years old and I reside and work in Redlands, CA. I am a self-taught web developer. Most of what I have learned has come from hands-on experience in the field.

The Internet is where business will be done in this, the 21st century, and as more and more business transactions take place over the Internet, more and more people will find themselves wanting to take part in this blooming world of e-commerce. I believe in Level IX, because Level IX aims first and foremost to help bring people together, and to enrich their lives through a more personal web experience.

Ryan Hickey – A Brief Biography, From Dad's Perspective

Ryan is young as a matter of time, but he is wise beyond his 22 years. Much of his wisdom has been gained vicariously, because he is and always has been a voracious reader. He has the ability for almost total recall.

Ryan is a bright and capable young man with a gentle spirit and he possesses that rare gift for deep insight and compassion into the human condition. He has the heart and soul of an artist blended with the mind of a scientist. These qualities, combined with his astute skills for intellectual reasoning, make him a very valuable and capable person to fill any role.

Professionally, his first loves are music and art, and he is naturally gifted in these areas, but he is so well rounded that he also excels in the technological and computer fields. He has more than six years of direct experience as the Director of Information Technology for three different start-up technology companies.

I'm very proud of Ryan as my son, and one of my greatest joys is the fact that he is such a kind and loving mentor to his younger brother, Daniel.

Richard Hickey, His Dad.

Executive Compensation

The Company's executive officers are currently conducting negotiations with the Company regarding terms of employment contracts. The Company anticipates entering into employment agreements with each of the key executive officers shortly. The current compensation for the Company's executive officers is as follows:

Currently executive officers will receive their compensation in the form of shares of Common Stock of the Company, and/or have accrued their compensation to be paid when cash is available. Executive officer compensation is subject to review on a periodic basis by the Board of Directors.

The Company anticipates that each employment agreement into which the Company will enter will provide for warrants and/or options to purchase shares of the Company's Common Stock that vest upon the achievement of certain performance objectives. In addition, the Board of Directors may, at its discretion, award these officers cash bonuses, options to purchase shares of Common Stock under the Company's Stock Option Plan, and such other compensation, including equity based compensation, as the Board of Directors, or a committee thereof, shall approve from time to time.

Description of Property

The issuer currently does not own or lease any significant property. It is the intention of the issuer upon the completion of the offering to lease office space to conduct operations for the marketing of www.levelix.net. Those offices would be expected to accommodate at least 50 employees, management, and adequate services to conduct direct out-bound calling.

Security Ownership of Management and Certain Security Holders

Steven O. Butler- CEO/ President and Ryan Hickey / CTO are the only current shareholders of the issuer. Mr. Butler beneficially owns Three Million Shares (3,000,000) which represents 75% of the issued and outstanding shares of the issuer. Mr. Hickey beneficially owns One Million Shares (1,000,000) which represents 25% of the issued and outstanding shares of the issuer. Mr. Butler is currently the only member of the board of directors and has sole control of the issuer. It is the issuers' intention to add at least (2) more board members.

Stock Option Plan

There is no current stock option plan for the issuer or it's wholly owned subsidiary.

Interest of Management and Others in Certain Transactions

From time to time, the company will engage professionals and executives to help expand and develop our product. Those transactions may include assistance with raising capital, arranging strategic partnerships, contracting designers or developers and many other arrangements covered under business consultation. These arrangements will most likely involve compensation paid either in cash, stock or a combination of the both. Noussa Inc, is a company controlled by Steven O. Butler (President) of the issuer, and is a company that may act as a consultant to Issuer and in some circumstances may act as a "finder". The issuer sees no conflict of interest as Noussa Inc is a personal services corporation without any conflicting business interest as it relates to the Issuer.

Indemnification of Directors, Officers and Employees

The Company's Articles of Incorporation limit the liability of its directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director except, for (i) liability based on a breach of the duty of loyalty to the Company or its shareholders; (ii) liability for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of the law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the Company's stock under Nevada law, or violations of federal or state securities laws; (iv) liability for transactions from which the director derived an improper personal benefit; or (v) liability for any act or omissions occurring prior to the effective date of the Articles of Incorporation. The Company's Bylaws provide that the Company shall indemnify a person made or threatened to be made a party to a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding by reason of such person's present or former capacity as a director, officer, employee or agent of the Company if such person: (a) has not been indemnified by another organization or employee benefit plan for the same judgment, penalty or fine; (b) acted in good faith; (c) received no improper personal benefit and, if a director, had no improper conflict of interest; (d) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (e) reasonably believed that the conduct complained of was in the best interests of the Company or was not opposed to the best interests of the Company.

The Company must indemnify its current and former directors, officers and employees who are made or threatened to be made a party to certain proceedings by reason of their present or former official capacity with the Company, against judgments, penalties, fines, settlements, and reasonable expenses (including attorney's fees) incurred in connection with such proceedings. "Proceeding," means a threatened, pending or completed civil, criminal, administrative or investigative action, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Oklahoma statute for a complete statement of such indemnification right. In so far as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

The Company is not aware of any material litigation pending or threatened against the Company or any director or officer of the Company or its' wholly owned subsidiary.

PROCEDURE FOR SUBSCRIBING

At the time of purchase, each investor will be required to execute and deliver to the Company a Subscription Agreement and Purchaser Questionnaire (collectively, the "Subscription Agreement") in the form attached to this Memorandum as Exhibit "A" and Exhibit "B". A check for the full amount of the purchase price must accompany the executed Subscription Agreement. When subscriptions are accepted, each purchaser will receive an acknowledged copy of the Subscription Agreement indicating the Company's acceptance. The Company intends to issue the Common Stock and Warrants within 30 days following the acceptance of the Subscription Agreement. The Company reserves the right to reject any subscription application at its sole discretion and for any reason. The minimum investment required is 1 Unit or $12,500, but the Company reserves the right to waive such requirement in its sole discretion.

FINANCIAL STATEMENTS NOTIFICATION

The issuer is not currently subject to any reporting requirements. The issuer has not engaged in any material financial transactions as of it's incorporation in the State of Nevada, USA, on November 01, 2007 and the same is true for the wholly owned subsidiary Level IX. The issuer intends to fully fund the initial business plan with the funds received as a result of this offering. The issuer has not sold any products, has not produced any revenue and has not yet conducted any operations. The issuer does intend to provide shareholders with an Annual Report, including financial statements, and quarterly updates of the issuer's developments.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date hereof and as adjusted to reflect the sale of the Units offered hereby, certain information with respect to beneficial ownership of the Company's Common Stock by: (i) each shareholder known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director and executive officer of the Company or its subsidiaries; and (iii) all executive officers and directors of the Company as a group. Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing percentage ownership of any other person.

(2) Based on 4,000,000 shares of Common Stock outstanding as of the date of this offering.
(3) Based on 5,000,000 shares of Common Stock from this Offering if all of the Units are sold.
(4) Shares of common stock beneficially owned by Steven O. Butler – Three Million Shares
(5) Shares of common stock beneficially owned by Ryan Hickey- One Million Shares

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.0001 par value. As of the date of this memorandum, Four Million Shares (4,000,000) of Common stock are issued and outstanding. There are no other classes of securities or warrants.

Unit

Each unit consists of 12,500 shares of Common Stock.

Common Stock

The holders of the Common Stock: (i) have equal ratable rights to dividends from funds legally available when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of the Common Stock do not have cumulative voting rights, therefore the holders of more than 50% of the outstanding shares can elect all of the directors of the Company, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The payment by the Company of dividends in the future, if any, rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company fully intends to contemplate paying dividends on the Common Stock in the event of the success of the business plan to provide residual cash that exceeds capital needs significantly.

Dilution Table

Prior to Offering

Shareholder	Shares owned	Percentage ownership
Steven O. Butler President/CEO	3,000,000	75 %
Ryan Hickey CTO/Web Designer	1,000,000	25 %
Total Issued & Outstanding shares	4,000,000	100 %

After offering – (if fully subscribed)

Shareholder	Shares owned	Percentage ownership
Steven O. Butler President/CEO	3,000,000	33 %
Ryan Hickey CTO/Web Designer	1,000,000	11 %
less than 5% shareholders	5,000,000	55 %
Total Issued & Outstanding shares	9,000,000	100 %

CORPORATE PROFILE

Incorporation Date: 11/01/2007

Corporate Registry: State of Nevada, U.S.A.

Corporate Headquarters: 7225 Crescent Park West unit 415
Playa Vista, California 90094

Telephone: (310) 424-205-1898 Toll Free: (888) 412-3332

Corporate Web Site Address: www.theworldwideexchange.com

Product Web Site Address: www.levelix.net

Trading Status: Private

Classes of Stock: Common Stock

Number of Authorized Shares: Common: Seventy-Five Million (75,000,000) shares

Issued and Outstanding Shares: Common: Four Million (4,000,000) shares

Par Value: $0.001

Transfer Agent and Registrar: Integrity Stock Transfer (702) 317-7757

Level IX is a wholly-owned subsidiary of The Worldwide Exchange

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&

Signature Pages

Included

in

Exhibits

The Worldwide Exchange – Regulation A filing – August 2008

PART II - EXHIBITS

Exhibit – A: Income Statement
Exhibit – B: Balance Sheet

Exhibit A

The Worldwide Exchange
Income Statement
For year ending - Novemeber 1, 2008

Revenue:		
Gross Sales		$0.00
Less: Sales Returns and Allowances		$0.00
Net Sales		$0.00
Cost of Goods Sold:		
Beginning Inventory	$0.00	
Add: Purchases	$0.00	
Freight-in	$0.00	
Direct Labor	$0.00	
Indirect Expenses	$0.00	
	$0.00	
Less: Ending Inventory	$0.00	
Cost of Goods Sold		$0.00
Gross Profit (Loss)		$0.00
Expenses:		
Advertising	$0.00	
Amortization	$0.00	
Bad Debts	$0.00	
Bank Charges	$0.00	
Charitable Contributions	$0.00	
Commissions	$0.00	
Contract Labor	$0.00	
Credit Card Fees	$0.00	
Delivery Expenses	$0.00	
Depreciation	$0.00	
Dues and Subscriptions	$0.00	
Insurance	$0.00	
Interest	$0.00	
Maintenance	$0.00	
Miscellaneous	$0.00	
Office Expenses	$0.00	
Operating Supplies	$0.00	
Payroll Taxes	$0.00	
Permits and Licenses	$0.00	
Postage	$0.00	
Professional Fees	$0.00	
Property Taxes	$0.00	
Rent	$0.00	
Repairs	$0.00	
Telephone	$0.00	
Travel	$0.00	
Utilities	$0.00	
Vehicle Expenses	$0.00	
Wages	$0.00	
Total Expenses		$0.00

Exhibit A

The Worldwide Exchange
Income Statement
For year ending - Novemeber 1, 2008

Net Operating Income		$0.00
Other Income:		
Gain (Loss) on Sale of Assets	$0.00	
Interest Income	$0.00	
Total Other Income		$0.00
Net Income (Loss)		$0.00

Exhibit B

The Worldwide Exchange
7225 Crescent Park W. 415
Playa Vista, CA. 90094
424-205-1898

ASSETS	11-4-2007 - Present				
Cash:	$ 0 -				
Accounts receivable:	0				
Inventory:	0				
Loan to stockholders:	0				
Depreciable, depletable, and intangible assets:	0				
Other assets:	0				
Less accumulated depreciation, depletion, and amortization:	0				
Less bad debt allowance:	0				
Total Assets:	$ 0 -	$ -	$ -	$ -	$ -

LIABILITIES					
Accounts payable:	0				
Taxes:	0				
Other current liabilities:	0				
Loans from stockholders:	0				
Mortgages, notes, bonds payable:	0				
Other liabilities:	0				
Capital stock:	0				
Paid-in or capital surplus:	0				
Retained earnings:	0				
Less cost of treasury stock:	0				
Total Liabilities and Stockholder's Equity:	$ 0 -	$ -	$ -	$ -	$ -

The Worldwide Exchange – Regulation A filing – August 2008

PART III - EXHIBITS

- The Worldwide Exchange Regulation A (26-2875227)

III. Supplemental Information

(1) The amount of Compensation to be allowed or paid to underwriters has Not been cleared with the NASD.

(2) There are no engineering, management or similar reports that need to be included or were referenced in the circular.

PART III – EXHIBITS

Index-

A) Exhibit (1) Underwriting Agreement – there is no underwriting agreement

B) Exhibit (2)a – Charter / Exhibit (2)b - Bylaws

C) Exhibit (3)a – Articles of Incorporation (3)b – resolution accepting Articles of Incorporation (3)c – resolution accepting bylaws - for exhibit of bylaws refer to (2)b
(3)d – resolution to approve offering

D) Exhibit (4) Purchaser Questionnaire and Subscription Agreement- Signature Pages

E) Exhibit (5) No voting trust agreements exist.

F) Exhibit (6) No material contracts are in existence, as of the date of this filing.

G) Exhibit (7) No material foreign patents are in existence, as of the date of this filing.

H) Exhibit (8) No plan of acquisition, reorganization, arrangement, liquidation, or succession of the issuer exist at the time of this notification and the issuer is as it is stated to be in offering circular.

I) Exhibit (9) No escrow agreements or similar arrangements which has been executed in connection with the Regulation A offering.

J) Consents –

Exhibit (10) a – There isn't any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them or was named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation other than the personal opinions expressed by Steven O. Butler, president of The Worldwide Exchange- Consent Included as Exhibit (10)a

Exhibit (10) b – There are no Underwriters as of the date of this filing.

K) Exhibit (11) Opinion of Counsel as to the legality of the Securities.

L) Exhibit (12)a – Brochure of Company
Exhibit (12)b – one page Corporate Description and Description of Securities
M) Exhibit (13) – There is no "test the water" material
N) Exhibit (14) – Resolution to appoint an agent of service for process

Exhibit (2)A

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **THE WORLDWIDE EXCHANGE**, did on November 1, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 9, 2007.

ROSS MILLER
Secretary of State

By
Certification Clerk

Exhibit 2(b)

BY-LAWS
OF
____

A Nevada Corporation

ARTICLE I - OFFICES

The registered office of the Corporation in the State of Nevada shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Nevada as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings: (Chapter 78.310)

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors.

Section 2 - Special Meetings: (Chapter 78.310)

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Nevada.

Section 3 - Place of Meetings: (Chapter 78.310)

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Nevada.

Section 4 - Notice of Meetings: (Section 78.370)

(a) Written or printed notice of each meeting of shareholders, whether annual or special, signed by the president, vice president or secretary, stating the time when and place where it is to be held, as well as the purpose or purposes for which the meeting is called, shall be served either personally or by mail, by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the shareholder as it appears on the share transfer records of the Corporation or to the current address, which a shareholder has delivered to the Corporation in a written notice.

*Unless otherwise stated herein all references to "Sections" in these Bylaws refer to those sections contained in Title 78 of the Nevada Private Corporations Law.

Exhibit 2(b)

(b) Further notice to a shareholder is not required when notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to him or her during the period between those two consecutive annual meetings; or all, and at least two payments sent by first-class mail of dividends or interest on securities during a 12-month period have been mailed addressed to him or her at his or her address as shown on the records of the Corporation and have been returned undeliverable.

Section 5 - Quorum: (Section 78.320)

(a) Except as otherwise provided herein, or by law, or in the Articles of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Articles of Incorporation"), a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 6 - Voting and Acting: (Section 78.320 & 78.350)

(a) Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present, shall be the act of the shareholders of the Corporation.

(b) Except as otherwise provided by statute, the Certificate of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.
(c) Where appropriate communication facilities are reasonably available, any or all shareholders shall have the right to participate in any shareholders' meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 7 - Proxies: (Section 78.355)

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, his authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature, or by his attorney-in-fact there unto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the

Exhibit 2(b)

proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photostatic, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of shareholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied. No proxy shall be valid after the expiration of six months from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation. If any shareholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if one is present, then that one has and may exercise all of the powers conferred by the shareholder upon all of the persons so designated unless the shareholder provides otherwise.

Section 8 - Action Without a Meeting: (Section 78.320)

Unless otherwise provided for in the Articles of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if written consents are signed by a majority of the shareholders of the Corporation, except however if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications: (Section 78.115, 78.330)

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of ( ), not less than 1 nor more than 9, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws so require.

(b) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered in the Articles of Incorporation of the Corporation (so long as at

Exhibit 2(b)

least one - fourth in number of the Directors of the Corporation are elected at each annual shareholders' meeting) or these Bylaws, or until his prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

(d) All Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

Section 2 - Duties and Powers: (Section 78.120)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Nevada state law, are in the Articles of Incorporation or by these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 - Regular Meetings; Notice: (Section 78.310)

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Nevada at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 - Special Meetings; Notice: (Section 78.310)

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required statute, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to

Exhibit 2 (b)

him orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

Section 6 - Quorum and Adjournments: (Section 78.315)

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 - Manner of Acting: (Section 78.315)

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Articles of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

Exhibit 2(b)

(c) Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Vacancies: (Section 78.335)

(a) Unless otherwise provided for by the Articles of Incorporation of the Corporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal or inability to act of any director, or other cause, shall be filled by an affirmative vote of a majority of the remaining directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation of the Corporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) Unless otherwise provided for by law, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 9 - Resignation: (Section 78.335)

A Director may resign at any time by giving written notice of such resignation to the Corporation.

Section 10 - Removal: (Section 78.335)

Unless otherwise provided for by the Articles of Incorporation, one or more or all the Directors of the Corporation may be removed with or without cause at any time by a vote of two-thirds of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Articles of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

Section 11 - Compensation: (Section 78.140)

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Exhibit 2(b)

Section 12 - Committees: (Section 78.125)

Unless otherwise provided for by the Articles of Incorporation of the Corporation, the Board of Directors, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Unless the Articles of Incorporation or Bylaws state otherwise, the Board of Directors may appoint natural persons who are not Directors to serve on such committees authorized herein. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office: (Section 78.130)

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a president, secretary and treasurer, and also may have one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Vacancies:

(a) A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Exhibit 2(b)

Section 5 - Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 - Compensation:

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock: (Section 78.235)

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by officers or agents designated by the Corporation for such purposes, and shall certify the number of shares owned by him in the Corporation. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2 - Lost or Destroyed Certificates: (Section 104.8405)

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a) so requests before the Corporation has notice that the shares have been acquired by a bona fide purchaser,

Exhibit 2(b)

(b) files with the Corporation a sufficient indemnity bond; and

(c) satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section 3 - Transfers of Shares: (Section 104.8401, 104.8406 & 104.8416)

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date: (Section 78.215 & 78.350)

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for shareholders entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.

(c) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 5 - Fractions of Shares/Scrip: (Section 78.205)
The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the

Exhibit 2(b)

payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agent for that purpose, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of shareholder, except as therein provided. The scrip may contain any provisions or conditions that the Corporation deems advisable. If a scrip ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the scrip are deemed to be treasury shares unless the scrip contains other provisions for their disposition.

ARTICLE VI - DIVIDENDS (Section 78.215 & 78.288)

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series.

(b) Shares of one class or series may not be issued as a share dividend to shareholders of another class or series unless:

(i) so authorized by the Articles of Incorporation;

(ii) a majority of the shareholders of the class or series to be issued approve the issue; or

(iii)there are no outstanding shares of the class or series of shares that are authorized to be issued.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL (Section 78.065)

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders:

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 2 - By Directors: (Section 78.120)

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation.

Exhibit 2(b)

ARTICLE X - WAIVER OF NOTICE: (Section 78.375)

Whenever any notice is required to be given by law, the Articles of Incorporation or these Bylaws, a written waiver signed by the person or persons entitled to such notice, whether before or after the meeting by any person, shall constitute a waiver of notice of such meeting.

ARTICLE XI - INTERESTED DIRECTORS: (Section 78.140)

No contract or transaction shall be void or voidable if such contract or transaction is between the corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board, or the committee of the shareholders which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the shareholders; or

(d) the fact of the common directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for such action.

Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.

ARTICLE XII - ANNUAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT: (Section 78.150 & 78.165)

The Corporation shall, within sixty days after the filing of its Articles of Incorporation with the Secretary of State, and annually thereafter on or before the last day of the month in which the anniversary date of incorporation occurs each year, file with the Secretary of State a list of its president, secretary and treasurer and all of its Directors, along with the post office box or street address, either residence or business, and a designation of its resident agent in the state of Nevada. Such list shall be certified by an officer of the Corporation.

Exhibit 3(A)

ROSS MILLER
Secretary of State

206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

Articles of Incorporation

(PURSUANT TO NRS 78)

Filed in the office of	Document Number 20070761479-53
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 11/01/2007 11:00 AM
	Entity Number E0775472007-2

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	The WorldWide Exchange
2. Registered Agent Name and Street Address: (must be a Nevada address where process may be served)	Val-U-Corp Services, Inc. (Name) 1802 North Carson Street Suite 212 (Street Address), Carson City (City), NEVADA 89701 (Zip Code) Optional Mailing Address, City, State, Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Common Par value: $ .001 Number of shares without par value:
4. Names & Addresses of Board of Directors/Trustees: (attach additional page there is more than 3 directors/trustees)	1. Daniel A. Kramer (Name) 1802 North Carson Street Suite 212 (Street Address), Carson City (City), NV (State), 89701 (Zip Code) 2. Name Street Address, City, State, Zip Code 3. Name Street Address, City, State, Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: All legal purposes
6. Names, Address and Signature of Incorporator. (attach additional page there is more than 1 incorporator)	Daniel A. Kramer (Name) [signature] (Signature) 1802 North Carson Street Suite 212 (Address), Carson City (City), NV (State), 89701 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named corporation: [signature] Authorized Signature of R. A. or On Behalf of R. A. Company Date October 31, 2007

This form must be accompanied by appropriate fees. See attached fee schedule.

Exhibit 3(A)

Articles of Incorporation

Of

The WorldWide Exchange

First. The name of the corporation is The WorldWide Exchange

Second. The registered office of the corporation in the State of Nevada is located at 1802 N. Carson Street, Suite 212, Carson City, Nevada 89701. The corporation may maintain an office, or offices, in such other places within or without the State of Nevada as may be from time to time designated by the Board of Directors or the By-Laws of the corporation. The corporation may conduct all corporation business of every kind and nature outside the State of Nevada as well as within the State of Nevada.

Third. The objects for which this corporation is formed are to engage in any lawful activity, including, but not limited to the following:

a) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.
b) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.
c) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.
d) Shall have power to sue and be sued in any court of law or equity.
e) Shall have power to make contracts.
f) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.
g) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.
h) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.
i) Shall have power to wind up and dissolve itself, or be wound up or dissolved.
j) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.
k) Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds,

Exhibit 3(a)

promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

l) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all rights, powers and privileges of ownership, including the right to vote, if any.

m) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefore its capital, capital surplus, surplus, or other property to fund.

n) Shall have power to conduct business, have one or more offices, and conduct any legal activity in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

o) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendments thereof.

p) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

Fourth. That the total number of stock authorized that may be issued by the Corporation is seventy five million (75,000,000) shares of Common stock with a par value of one tenth of one cent ($0.001) per share and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

Fifth. The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this corporation, providing that the number of directors shall not be reduced to fewer than one (1).

The first Board of Directors shall be one (1) in number and the name and post office address of the Director shall be listed as follows:

Daniel A. Kramer
1802 N. Carson St., Ste. 212, Carson City, NV 89701

Exhibit 3(a)

Sixth. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

Seventh. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

Daniel A. Kramer
1802 N. Carson St., Ste. 212, Carson City, NV 89701

Eighth. The Registered Agent for this corporation shall be VAL-U-CORP SERVICES, INC. The address of the Registered Agent, and, the registered or statutory address of this corporation in the State of Nevada, shall be: 1802 N. Carson Street, Suite 212, Carson City, Nevada 89701.

Ninth. The corporation is to have perpetual existence.

Tenth. In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized:

a) Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the corporation.
b) To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this corporation.
c) By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the corporation, which, to the extent provided in the resolution, or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation. Such committee, or committees, shall have such name, or names as may be stated in the By-Laws of the corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.
d) When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions as its Board of Directors deems expedient and for the best interests of the corporation.

Eleventh. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the

Exhibit 3(a)

Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

Twelfth. No Director or Officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a Director or Officer involving any act or omission of any such Director or Officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a Director or Officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the Stockholders of the corporation shall be prospective only, and shall not adversely affect any limitations on the personal liability of a Director or Officer of the corporation for acts or omissions prior to such repeal or modification.

Thirteenth. This corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

I, the undersigned, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant to General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this October 31, 2007.

Daniel A. Kramer
Incorporator

Exhibit 3(b)

CONSENT TO ACTION WITHOUT A MEETING OF THE DIRECTORS

OF

The Worldwide Exchange

In accordance with Chapter 78 of the Nevada Revised Statues, Steven O. Butler, a Director of The Worldwide Exchange, hereby consents to the following action:

RESOLVED that the articles of incorporation accepted by the State of Nevada for the incorporation of The Worldwide Exchange are accepted as our articles of incorporation and we hereby accept and enact our bylaws, which unless otherwise stated references to "sections" in the Bylaws refer to those sections contained in Title 78 of The Nevada Private Corporations Law.

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date hereof.

Dated AT Playa Vista, California this July 31, 2008

Steven O. Butler
Sole/Director

Exhibit 3(c)

RESOLUTIONS ADOPTED BY SOLE DIRECTOR

OF
The Worldwide Exchange

The undersigned, being the sole Director/Shareholder, Steven O. Butler, hereby adopts the following resolution:

(1) RESOLVED, that all actions heretofore taken by the Incorporator(s) of the Corporation are adopted, ratified and confirmed by this Director/Shareholder.

(2) RESOLVED, that the form of Bylaws submitted to this meeting be, and they are hereby adopted as the Bylaws of the Corporation.

(3) RESOLVED, that the following person(s) are elected to the offices(s) set opposite his/her name, to assume the duties and responsibilities fixed by the Bylaws or by the undersigned as the Sole Director of the Corporation:

President: Steven O. Butler

Vice President: Steven O. Butler

Secretary: Steven O. Butler

Treasurer: Steven O. Butler

(4) RESOLVED, that the form of seal, an impression of which is hereto affixed in the margin of these minutes, is hereby adopted as the corporate seal for this corporation.

(5) RESOLVED, that the specimen form of certificate is hereby approved and adopted as the certificate representing the shares of this Corporation.

(6) RESOLVED, that Steven O. Butler (treasurer) is hereby authorized to open a bank account on behalf of the Corporation with any Legally organized bank- in any jurisdiction that allows the Corporation to hold a legal account.

(7) RESOLVED, that the Corporation proceed to carry on the business for which it was incorporated, and that all these actions are retroactive to the date of inception.

January 1. 2008
13900 Old Harbor Ln #203
Marina Del Rey, Ca. 90292

In witness whereof, the undersigned has executed this written consent as of the date hereof and to the actions of this meeting.

Steven O. Butler/Sole Director

Exhibit 3(d)

WAIVER OF NOTICE OF SPECIAL MEETING/ and MINUTES OF

SAID MEETNG

OF THE

BOARD OF DIRECTORS

OF

THE WORLDWIDE EXCHANGE

Purpose: To approve and authorize a offering of the common stock of the company, to approve a filing to seek an exemption from registration of such shares under Regulation A, to approve the placement memorandum and all exhibits of the offering, to authorize the President to legally conduct all business necessary and legal that is required or needed to execute the offering.

(1) RESOLVED, that 5,000,000 common shares will be available and authorized for issuance to fulfill the obligations of 400 units being offered from a Placement to be dated on or around August 25th, 2008 to run to August 25th 2009- or until fully subscribed.

(2) RESOLVED, that Steven O. Butler, as president is authorized to conduct all legal business associated with the offering.

We, the undersigned, constituting all of the Directors of The Worldwide Exchange, a domestic corporation organized under the laws of the State of Nevada, do hereby severally waive notice of the time, place and purpose of the special meeting of Directors, and any adjournment or adjournments therefore; and consent that the meeting being held at:

7225 Crescent Park W 415
Playa Vista, CA. 90094

July 31, 2008

12: 45 pm

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date hereof and to the Actions of this Meeting.

Dated at Playa Vista, California this July 31, 2008

Steven O. Butler
Sole Director

Exhibit (4)

Exhibit "A"
PURCHASER QUESTIONNAIRE

The Worldwide Exchange – a Nevada Corporation
7225 Crescent Park West suite 415
Playa Vista, CA. 90094

The following information is furnished to you in order for you to determine whether the undersigned will be a qualified purchaser. The Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated there under ("Regulation A"), of the Units in the currently offered Private Placement of The Worldwide Exchange- a Nevada Corporation (The "Placement") dated ____________. I understand that you will rely upon the following information for purposes of such determination and that the sale of Units will not be registered under the Act in reliance upon the exemption from registration provided by section 3(b) of the Act and of Regulation A - each ultimate Investor will be required to hold its Units and the issued securities indefinitely - and each Investor will be required to bear the economic risk of an investment in the Units and issued securities for an indefinite period of time. I understand the full nature and risk of investment in the Units and issued securities and can afford a complete loss of my proposed investment in the Units and issued securities.

I represent and warrant to you that (i) the information contained herein is complete and accurate and may be relied upon by The Worldwide Exchange – a Nevada Corporation and any affiliates and (ii) I will notify you immediately of any material change in any of such information occurring prior to the acceptance of my Subscription for Units. All information contained in this Questionnaire will be treated confidentially. However, I agree that you may present this Questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Units is exempt from registration under the Act or meets the requirements of applicable state securities laws.

EACH PERSON WHO PROPOSES TO INVEST, DIRECTLY OR INDIRECTLY, IN THE UNITS MUST COMPLETE THIS QUESTIONNAIRE.

IN THE CASE OF TRUSTS, CORPORATIONS, PARTNERSHIPS AND ESTATES, THIS QUESTIONNAIRE MUST BE COMPLETED IN FULL BY THE TRUSTEE, OFFICER, GENERAL PARTNER, OR EXECUTORS, RESPECTFULLY, RESPONSIBLE FOR THE INVESTOR'S DECISION TO PURCHASE UNITS. IN THE CASE OF A CUSTODIAN OR OTHER ADMINISTRATIVE AGENT, THIS QUESTIONNAIRE MAY BE COMPLETED BY SUCH AGENT BUT SHOULD CONTAIN INFORMATION REGARDING THE INVESTOR, AND NOT LIMITED TO THE INVESTOR'S ACCOUNT WITH THE CUSTODIAN.

I understand that this Questionnaire is merely a request for information. I understand that this questionnaire is not an offer to sell or sale of Units and that no sale will occur prior to the acceptance of my Subscription by The Worldwide Exchange – a Nevada Corporation.

= INSTRUCTIONS =

All investors must complete sections one, three and sign the last page. Please provide the information for all of the parties if ownership is other than individual. (i.e., joint tenants, tenants in common, community property held in two names, etc.)

Corporations, or other entities may qualify if they meet the tests set forth for such entities in item 4 or 5 of section two. If you are completing this questionnaire in connection with an investment by an entity, you should complete Exhibit A for each equity owner of the entity.

Exhibit (4)

PLEASE PRINT OR TYPE
ATTACH ADDITIONAL INFORMATION ON SEPARATE SHEETS IF NECESSARY
== SECTION ONE - BIOGRAPHICAL INFORMATION ==

1. Name of investor:

____

2. I learned of this investment opportunity from: [ ] The Worldwide Exchange – a Nevada Corporation [ ] Other

3. Age: ________

4. Marital Status: ____________________________

5. Principal Residence Address and Telephone number:

Address: ______________________ City ____________________ State: __________ Zip: ________

Phone: Day ____________________ Evening __________________ Cell ____________________

Email: ____

6. I have adequate means of providing for my current needs and personal contingencies, have no need for liquidity in my investment, and are able to bear the economic risk of an investment in the Units of the size contemplated. In making this statement, consideration has been given to whether I can afford a complete loss of my investment.

Please initial Item 6. here: __________ __________

7. I hereby certify that I am not a student nor am I a member of the armed forces.

Please initial Item 7. here: __________ __________

8. Please send all correspondence to (check one):

[ ] Home [ ] Business [ ] Other

9. Education (highest level) or Equivalent:

____

10. Specialized Investment courses (if any):

____

11. Professional Licenses or Registrations:

____

12. Have you ever invested in any public or private investments [ ] No [ ] Yes

(if yes please provide the following information)

( ) Stocks

( ) Bonds

( ) Real-Estate

( ) Private Placements

( ) Oil & Gas

( ) Commodities

( ) Other

13. Have you ever invested in any securities other than those listed above? [ ] No [ ] Yes

Exhibit (4)

SECTION TWO
INVESTOR CLASSIFICATION

PLEASE READ THE FOLLOWING AND IF YOU ARE AN ACCREDITED INVESTOR, COMPLETE THIS SECTION. IF YOU ARE NOT, READ ITEM 5.1 AND IF APPLICABLE CIRCLE ITEM 5

I am an Accredited Investor or qualified purchaser pursuant to the item circled below:

Item I   Item 2   Item 3   Item 4   Item 5

Please initial: ____________________

INDIVIDUALS

Item 1. 1 certify that I am Accredited Investor because I had Individual Income, as defined below, of more than $200,000 in each of the most recent 2 years and I reasonably expect to have an individual income in excess of $200,000 for the current year; or that together with my spouse, we earn in excess of $300,000. For purpose of the Questionnaire, "Individual Income" means adjusted gross income, as reported for Federal income tax purposes, less any income attributable to a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse), (i) the amount of any tax exempt interest income received; (ii) the amount of any losses claimed as a partner in a partnership,
(iii) any deductions claimed for depletion;(iv) amounts contributed to an IRA or Keogh retirement plan; (v) alimony paid; and (vi) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of section 1202 of the Internal Revenue Code of 1954 as amended, or;

Item 2. 1 certify that I am an Accredited Investor because I have an Individual Net Worth, as defined below, or my spouse and I have a combined individual net worth in excess of $1,000,000. For purposes of this Questionnaire, "Individual Net Worth" means the excess of total assets at fair market value, including home and personal property, over total liabilities, or;

Item 3. 1 certify that I am an Accredited Investor because I am a director or executive officer of the Company. PARTNERSHIPS, CORPORATIONS, AND OTHER ENTITIES

Item 4. On behalf of the proposed investor, I do hereby certify that it has a Net Worth in excess of five times the amount subscribed and the investor was not formed for the specific purpose of investing in the Units. As used in the foregoing sentence, "Net Worth" means the excess of total tangible assets at current market value less total liabilities, except when noted otherwise above. For the purpose of this provision only, general partnerships may aggregate the net worth of their limited partners to qualify as an Accredited Investor.

Item 5. 1 certify that I am not an Accredited Investor, but am of legal age, and have the mental ability, experience and knowledge to make a qualified investment decision and have the financial means to bear the consequences of the entire loss of my investment.

Exhibit (4)

SECTION THREE – MISCELLANEOUS

The undersigned understands that the Company will rely on the accuracy and completeness of my responses to the foregoing questions and represents and warrants to the Company as follows:
a. The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the offering in connection with which the undersigned has executed this Questionnaire is exempt from registration under the Securities Act pursuant to Regulation A or otherwise.

b. If the undersigned purchases any of the Units, the purchase will be solely for its account and not for the account of another person, except as disclosed for a partnership, corporation or other entity, or with the view to or for any resale, fractionalization, division or distribution of all or any part of the Units purchased.

c. The undersigned represents that all investors in this purchase have adequate means of providing for their current needs and personal contingencies, have no need for liquidity in their investment, and are able to bear the economic risk of any investment in the Units of the size contemplated. In making this statement, consideration has been given to whether each investor can afford a complete loss.

d. The undersigned and each investor either have the requisite knowledge or have relied upon the advice of its own counsel, accountants, business advisors, or as to all considerations involved in making an investment in the Units.

e. The undersigned will notify the Company immediately of any material change in any statement made herein occurring prior to the Company's acceptance of this Subscription.

Agreed to by:

____________________________________ Dated__________________

Prospective Purchaser Signature #1

____________________________________ Dated __________________

Prospective Purchaser Signature #2

SUBSCRIPTION ACCEPTED AS OF THIS DATE:

____

The Worldwide Exchange

This document must be signed and returned to the Company at the following address:
The Worldwide Exchange – a Nevada Corporation
7225 Crescent Park West suite 415
Playa Vista, CA. 90094

Exhibit (4)

SUBSCRIPTION AGREEMENT
The Worldwide Exchange – a Nevada Corporation
Private Placement

SUBSCRIPTION AGREEMENT

The Worldwide Exchange – a Nevada Corporation

7225 Crescent Park West suite 415

Playa Vista, CA. 90094

1. Subscription

The undersigned hereby applies to become a subscriber to Units in The Worldwide Exchange – a Nevada Corporation, further known as ("the Company") Private Placement (the "Placement"), and to purchase the number of Units of interest indicated below in accordance with the terms of this agreement and the confidential Offering Memorandum dated and relating to the Units. If this agreement is being completed on behalf of a corporation, trust, or estate, it should be completed and executed by

an authorized corporate officer, trustee or executor, respectively.

2. Representations and Warranties

The undersigned represents and warrants to "the Company" as follows:

a. The undersigned has received the Memorandum including the brochure regarding "the Company" has carefully reviewed it and

has relied upon the information contained therein and upon other materials provided by "the Company".

The undersigned understands that all documents required to be made available to the undersigned pursuant to Rule 502(b) (2) of the rules promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), and under Regulation A, as amended, (Regulation A) and rule 253 and all records and books pertaining to this investment have been made available for inspection by its attorney and/or accountant, and him or her, and that the books and records of "the Company" will be made available upon reasonable notice for inspection by investors during reasonable business hours at its principal place of business. The undersigned and/or its advisors have had a reasonable opportunity to ask questions of and receive answers from "the Company" concerning the offering of Units, and all such questions have been answered to the full satisfaction of the undersigned. . The undersigned confirms that he/she has received the offering material as described in 2(a) hereof.

b. The undersigned has the net worth and income indicated in the accompanying Questionnaire and is an "accredited investor" as is indicated on the accompanying Questionnaire or is of sound mind, has investment experience to make a qualified investment decision and can withstand the consequences of the loss of their entire investment.

c. If the undersigned is an individual, he/she is a citizen of the United States of America, at least 21 years of age and a bona fide resident and domiciliary of the state indicated on the signature page of this Agreement, and has no present intention of becoming a resident of any other state or jurisdiction. If the undersigned is a partnership, corporation, trust or other entity, it is organized under the laws of the United States of America or one of the states thereof and it is authorized and otherwise duly qualified to execute this agreement; further, if the undersigned is a partnership, trust or other non-Corporate entity, all of its members or beneficiaries are citizens of the United States of America.

d. All information which has been provided to "the Company" by the undersigned concerning financial position and knowledge

of financial and business matters, or, in the case of a corporation, partnership or other entity, the knowledge of financial and business matters of the person making the investment decision on behalf of such entity, is correct and complete as of the date set forth on the signature page hereof, and if there should be any material change in such information prior to its Subscription being accepted, the undersigned will immediately provide "the Company" with such information.

Exhibit (4)

e. The undersigned understands that the Units of "the Company" have not been registered under the Securities Act in reliance upon an exemption there-from for non-public offerings and further understands that the Units of "the Company" have not been approved or disapproved by the United States Securities and Exchange Commission, or any other Federal Agency, nor has the commission or such agency passed on the accuracy or adequacy of the Memorandum. The undersigned understand that the Units of "the Company" must be held until such time as there has been a conversion of Units into Common Stock and the Common Stock has been registered for removal of any applicable restrictions or an exemption from such registration is available.

f. The undersigned is acquiring its Units solely for its own account, for investment purposes only, and not with a view to the sale or other distribution thereof, in whole or in part and no other person has a direct or indirect beneficial interest in such Units.

g. The undersigned, if a corporation, limited partnership, trust or other entity, is authorized and otherwise duly qualified to purchase and hold Units, has its principal place of business as set forth on the signature page hereof and has not been formed for the specific purpose of acquiring Units unless all of its equity owners qualify as accredited individual investors under the standards set forth in the accompanying Purchaser Questionnaire. Beneficiaries of a trust will not be considered equity owners of such entity.

h. The undersigned recognizes the following: The Units of "the Company" are speculative investments and involve a high degree of risk of loss. Changes to the Federal Income tax laws could radically affect the tax result of investment in the Units.

3. Indemnity

The undersigned acknowledges that he/she understands the meaning and the legal consequences of the representations and warranties contained in this Agreement, and he/she hereby agrees to indemnify and hold harmless "the Company", each other Investor, and their respective officers, directors, controlling persons, agents and employees, if any, from and against any and all loss, damage, costs and expenses, including reasonable attorney's fees, or liability which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of any representation or warranty of the undersigned whether contained in the "the Company's" Private Placement Memorandum or any related documents. The undersigned acknowledge that he/she has read and understood "the Company's" Private Placement Memorandum and "the Company's" brochure and relied only on their respective statements and no others. Further, he/she agrees to only those terms described in the Subscription Agreement.

Also, the undersigned indemnifies "the Company", their agents, and representatives of the selling group, and hold them harmless

from and against any and all loss, damage, liability or expense, including reasonable attorney's fees, which he/she may sustain or incur by reason of, or in connection with any misrepresentation or breach of warranty or agreement under this Subscription Agreement, or in connection with, the sale or distribution by the undersigned of the Units and Common Stock of "the Company" purchased by the undersigned pursuant hereto in violation of the Securities Act of 1933, as amended or any other applicable law.

4. Rescission

If for any reason, an Investor chooses to have his/her/its contribution returned, (rescission), they may do so by informing "the Company", in writing, within five (5) days of the date of the acceptance by "the Company" of the Investor's subscription application. Requests not received within these five (5) days will not be honored, unless "the Company" deems it legally possible to substitute the investment without discrimination towards shareholders.

5. Special Federal and State Securities Laws Notice

The undersigned understands and acknowledges that:

THE UNITS OF "the Company" HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WILL BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE

Exhibit (4)

ABSENCE OF AN EFFECTIVE REGISTRATION OF THE UNITS OR COMMON STOCK UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR AN EXEMPTION THEREFROM.

6. Legal Matters

As part of the consideration of this Agreement it is expressly agreed that the proper court for litigation of any matter arising out of this Agreement shall be in the State of California and the County of Los Angeles.

In the event of litigation to enforce any of the provision of this Agreement, the prevailing party shall be entitled to recover all reasonable attorneys' fees and costs. Any party who commences an action outside of the State of California and the County of Los Angeles, waives the right to recover any legal fees including attorney's fees and court costs.

7. Relationship to: The Worldwide Exchange – a Nevada Corporation

Please check the alternative regarding the relationship of the undersigned to "the Company".

[ ] I am not an affiliate of "the Company" or,

[ ] I am an affiliate of "the Company"

Please state affiliations:

8. Subscription/Number of Units subscribed for:

The undersigned hereby subscribes for the number of Units indicated below

______________________Units at $12,500 per unit - for 12,500 common shares per unit

for aggregate purchase price of $ ________________________ and Total common shares of

____

PLEASE CHECKS PAYABLE TO:

The Worldwide Exchange

7225 Crescent Park West suite 415

Playa Vista, CA 90094

Business Office: 424-205-1898

9. Form of Ownership

Please check the desired title for ownership for the Units:

[ ] Individual (one signature required)

[ ] Joint Tenants, with Right of Survivorship (Both parties must sign)

[ ] Tenants in Common (Both parties must sign)

[ ] Community Property (Managing spouse may sign if Units will be held in one name, otherwise both must sign.)

[ ] Limited Liability Company (Please include evidence of authorization to purchase in the form of resolutions or Articles of Organization and Operating Agreement)

[ ] Corporation (Please include evidence of authorization to purchase in form of resolutions or Articles of Incorporation and Bylaws)

[ ] Trust (Please list the date the trust was established, the name of the trustee or administrator and include copy of the instrument creating the Trust)

Exhibit (4)

SIGNATURE PAGE

FOR INDIVIDUAL PURCHASERS

Please print here the exact name (registration) Purchaser desires for securities

Purchaser #1 information

____

PRINT OR TYPE NAME

____

SOCIAL SECURITY NUMBER

____

Residence Address:

____

Mailing Address (if different)

Phone: Home: ____________ Business: ____________

Cell: ____________

Email: ____________

Date: ____________

____

Signature:

____

Executed At: City/State

Purchaser #2 information (second investor)

____

PRINT OR TYPE NAME

____

SOCIAL SECURITY NUMBER

____

Residence Address:

____

Mailing Address: (if different)

Phone: Home: ____________ Business: ____________

Cell: ____________

Email: ____________

Date: ____________

____

Signature:

____

Executed At: City/State

The foregoing Subscription Agreement for ________ Units is accepted subject to the conditions contained in this Private Placement Memorandum thereof, this ______ day of ________, 200__.

By: ______________________________

The Worldwide Exchange – a Nevada Corporation

Exhibit (4)

SIGNATURE PAGE FOR CORPORATE PURCHASERS

(Please include evidence of authorization to purchase in form of resolutions or Articles of Incorporation and Bylaws)

____

PRINT OR TYPE NAME OF CORPORATION

By: ______________________________

(Signature of authorized agent)

____

Taxpayer Identification Number

______________________________ ______________________________

Name of Authorized Agent and Title Email Address

______________________________ ______________________________

Address Telephone Number

______________________________ ______________________________

City, State Zip Code, Email

______________________________ ______________________________

Mailing Address if different

______________________________ ______________________________

Address Telephone Number

______________________________ ______________________________

City, State Zip Code, Email

Email: ______________________________

Date: ______________________________

Executed At:

____

City/State

The foregoing Subscription Agreement for ____________ Units is accepted subject to the conditions contained in this Private Placement Memorandum thereof, this ________ day of ____________, 200___.

By: ______________________________

The Worldwide Exchange – a Nevada Corporation

Exhibit (4)

SIGNATURE PAGE FOR PARTNERSHIP PURCHASERS

(Please include copy of Partnership Agreement)

____

PRINT OR TYPE NAME OF PARTNERSHIP

By: ____

(Signature of General Partner)

By: ____

Name of General Partner (please print or type)

By: ____

Signature of additional General Partner

(if required by Partnership Agreement)

By: ____

Name of additional General Partner (please print or type)

____

Taxpayer Identification Number

Principal Business Address and Telephone

____ ____________________

Name of Authorized Agent and Title

____ ____________________

Address Telephone Number

____ ____________________

City, State Zip Code, Email

Mailing Address and Telephone, if different:

____ ____________________

Address Telephone Number

____ ____________________

City, State Zip Code, Email

Date: ______________________

Executed At:

____

City/State

The foregoing Subscription Agreement for __________ Units is accepted subject to the conditions contained in this Private Placement Memorandum thereof, this _______ day of __________, 200___.

By: ______________________________

The Worldwide Exchange – a Nevada Corporation

Exhibit (4)

SIGNATURE PAGE FOR TRUST PURCHASERS

(Please include copy of instrument creating Trust)

____

PRINT OR TYPE NAME OF TRUST

By: ____

(Signature of Trustee)

By: ____

Name of Trustee (please print or type)

____

Date Trust was formed

____

Taxpayer Identification Number

Address and Telephone:

____ _____________________

Name of Trust

____ _____________________

Address Telephone Number

____ _____________________

City, State ,Zip Code , Email

____ _____________________

Mailing Address and Telephone, if different:

____ _____________________

Address Telephone Number

____ _____________________

City, State Zip Code, Email

Date: ______________________

____

Executed At: City/State

The foregoing Subscription Agreement for ____________ Units is accepted subject to the conditions contained in this Private Placement Memorandum thereof, this ________ day of ____________, 200___.

By: _________________________________

The Worldwide Exchange – a Nevada Corporation

Steven O. Butler – CEO/President
The Worldwide Exchange
7225 Crescent Park W 415
Playa Vista, CA. 90094
424-205-1898

Exhibit 10 (a)

August 8, 2008

Re: The Worldwide Exchange: Regulation A Offering

Ladies or Gentlemen:

In the preparation of the offering Circular for the Regulation A offering of The Worldwide Exchange, relied upon my own experiences, judgment, research, and examinations, in the presentation of evaluations for potential revenue, and the overall assessment for the possibilities for the Company to successfully fulfill the objectives of its' business plan. I consent to the use of my statement, opinions, and evaluations as they are included in the offering circular. And have "no admission" as to being an expert.

Very truly yours,

By: ____________
Steven O. Butler, CEO/ President

Exhibit 11

WILLOUGHBY & ASSOCIATES

A LEGAL PROFESSIONAL ASSOCIATION
200 Corporate Pointe, Suite 495
Culver City, California 90230
Tel: (310) 642-0600
Fax: (310) 642-4710

August 5, 2008

Re: The Worldwide Exchange: Regulation A Offering

Ladies or Gentlemen:

This letter references a proposed offering of 400 units to be converted into 5,000,000 Common Shares by The Worldwide Exchange, a corporation organized under the laws of the state of Nevada. The company is filing to capitalize on an exemption that is available for small business known as Regulation A. The proposed date of the Regulation A offering is August 25, 2008, or thereabouts.

I have examined the corporate documents of the Company, including its Articles of Incorporation and Bylaws, adopted by its board of directors. I have also examined the Filing Statement, together with the exhibits thereto, and such other documents that I have deemed necessary for the purposes of expressing the opinion contained herein. I have relied on representations made by the officers and certificates of the Company with respect to certain facts material to my opinion.

Based on the foregoing, I am of the opinion that when payment for the shares of Common Stock has been made pursuant to the units, the Common Stock issued thereupon will be validly issued, fully paid and nonassessable.

Very truly yours,

WILLOUGHBY & ASSOCIATES

By: [signature]
Jason J. Buccat, Esq.

Exhibit E 12 (a)

LIX

Level IX (www.LeveLix.net) is a wholly-owned subsidiary of The Worldwide Exchange. The goal is to develop a global online community. It will be populated by users uploading online classified ads. Level IX will be providing a new online window for people looking for jobs, apartments, cars, relationships, in addition to supplying a wonderful place to buy, sell and trade items. Level IX will be visually rich and, we hope, will allow users anywhere and anytime to find and motivate each other to get involved in local and worldwide commerce. We want it to be empowering for all our users, as well as fun and creative. Level IX will be designed to give a dynamic web page and a searchable data base for online classified ads to users for only $10.99 per month.

The opportunity for success with this project is rooted in the astonishing success of a company called Craigslist. The Craigslist community is currently run by only 24 people, and has grown worldwide from a simple plan: provide people a way to post or find jobs, housing, services and social connections. They allowed their business to grow organically and added services as those services were requested by their users.

Craigslist is a company with a great story. We plan to duplicate this success by providing the same service with a more dynamic online environment. To understand where we are going; you need to know where Craigslist came from.

This private company with 24 employees generated over $150 million in revenue in 2007 by providing mostly free ad space on an internet site. The internet service site called Craigslist was founded in 1995 by Craig Nemark for the San Francisco Bay Area. After observing his community of people helping one another in a friendly, social and trusting way on the internet, Craig Nemark decided to create his own posting for local events.

The first posting debuted in early 1995. The initial technology encountered some limits, but by June of 1995, a new technology was installed and the mailing list dubbed "Craiglist" resumed operations. Most of the early postings were submitted by Nemark and were notices of social events of interest to software and internet developers living and working in San Francisco.

Soon, word of mouth led to rapid growth. Both subscribers and the number of postings grew rapidly. Newark was surprised when people started using the mailing list for non-event postings. Employers trying to fill technical positions found that the list was a good way to reach people with the skills they were looking for. This led to the addition of a category for "jobs". User demand for more categories caused Nemark to enlist the help of volunteers and contractors to create a website user interface for different mailing list categories.

Needing a domain name and a web address, Craig Nemark registered Craigslist.org and later Craigslist.com. About this time, Newark realized that the site was growing so fast that he could stop working as a software engineer and work full-time running Craigslist. By April 2000, there were nine employees working out of Newmark's apartment on Cole Street in San Francisco.

Newmark says that Craigslist works because it gives people a voice, a sense of community and trust. Other factors he cites are consistency of down-to-earth values, customer service and simplicity. The company's sole source of revenue is paid job ads in select cities: $75 per ad for San Francisco Bay Area; $25 per ad for New York, Los Angeles, San Diego, Boston, Seattle, Washington

Exhibit 12 (a)

D. C., Chicago and Portland, Oregon. There are also paid broker apartment listings in New York City at $10 per ad.

The majority of listings on Craigslist are free classified advertisements for jobs, internships, housing, personals, dating services, items for sale/barter/wanted services, events, resumes, and pet ads. Craigslist incorporated as a private for-profit company in 1999. It expanded into nine more cities in 2000, four in 2001, four more in 2002, and 14 in 2003. As of September of 2007, Craigslist had established itself in approximately 450 cities in 50 countries.

That being said, the site serves over nine billion page views per month, making it the 56th overall viewed site worldwide and 7th overall among other English language web sites like Yahoo, Google and e-Bay. With over thirty million new classified advertisements each month, Craigslist is the leading classified service in any medium. The site receives over two million new job listings each month, making it one of the top job boards in the world.

In December 2006, at the UBS Global Media Conference in New York, Craigslist CEO Jim Buckmaster told Wall Street analysts that Craigslist has little interest in maximizing profit, instead preferring to help users find cars, apartments, jobs, and dates. The company does not formally disclose financial information. However, analysts and commentators have reported varying figures for its annual revenue, ranging from $10 million in 2004, $20 million in 2005, $25 million in 2006 and possibly $150 million in 2007. (Reference Wikipedia)

These are examples of Craigslist's website pages.









On the following page is an example of what www.levelix.net wants to bring to the world.

Exhibit 12(a)

LIX

www.Levelix.net













Level IX is designed to provide vibrant pages for our customers to look for jobs, apartments, cars, relations and to buy, sell, or exchange items. Membership gives our users complete access to the whole site and the ability to post many photos, and use beautifully designed screens to visually and audibly participate in what we hope to be a worldwide community of commerce.

(Users will be able to add music and voice recordings)

Exhibit 12 (a)

LIX – the story

One day a person thought, Craiglist is a great tool. But wished it had a more vivid display to search and to present things. Then that person went to eBay and thought, well this is a place I can do business and find things I need. But that person found eBay to be very cumbersome, and costly. eBay charges for everything and even take's money if you are unsuccessful in auctioning off your goods. That person was me, Steven O. Butler, President & CEO of Levelix.net

I thought there needed to be a place that allowed users to communicate as if they owned a Beverly Hills store. This store could be shown around the world - but without the fees, sponsor ads and hassles of being in a busy marketplace with no parking, too many rules and not enough space.

I decided to create LIX (LeveLix.net) as a beautiful flash-web experience with music, color and visually pleasing pages that will bring to life the daily interactions of commerce, human interaction and desire. Each user would have the ability to customize his or her space by adding links, e-mail directions, and using pictures, plus music to enhance the experience of all viewers in the LeveLix.net community.

I wanted all users to have a more personal experience to enjoy moving commerce on the web. One would be able to use www.levelix.net as a substitute for Match.com, eBay, Craigslist, eHarmony.com, Monster.com and many others for local classifieds, forums, and personals.

The following marketing plan is how we envision bringing our business to the world and making it a raving success for all the people who have the desire and foresight to get involved as an investor and especially for all our potential worldwide users.

LIX – the website

The community will include, online classified advertising, job searching, the ability to promote concerts, bands, community activities, free or for fee exchange of goods and services, apartment listings and all the things that are important to the daily lives of people. Most of all, the site will provide a new "super visually" rich environment allowing users to communicate their desires more effectively. Thus appealing in a stronger manner than just plain text, which is generally all a user gets with traditional classified ads. It is our hope that this "visually rich" environment will stimulate the senses of visitors and increase commerce on the site by allowing the sellers and the buyers and the promoters to motivate their potential clients to act by stimulating the senses of sight and sound. All for one price of $10.99 per month.

The website will consist of a searchable data base populated with the items, events and personals of our users, uploaded to a "beautiful multi-functional" personalized web page categorized by location, item, and a desire to be a seller, buyer, promoter, exchange site or all of the above. The intention is to develop a worldwide site that may be searched by location, item, group, community or intention.

Exhibit R (a)

LIX - Viral Marketing

The company believes it will benefit greatly from the effects of viral marketing elements. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. Like viruses, such strategies take advantage of rapid multiplication to explode the message to thousands, or to millions.

LevelIX.net incorporates all the elements of viral marketing. It is our belief that these elements will allow the company to succeed well beyond our stated goals. The following paragraphs explain those elements in more detail. After reading these paragraphs, I believe you will see the inherent elements of success for LevelIX.net.

Viral Marketing Strategy – successful elements

1. Gives away valuable products or services (our initial free period)

"Free" is the most powerful word in a marketer's vocabulary. Most viral marketing programs give away valuable products or services to attract attention. Free e-mail services, free information, free "cool" buttons, free software programs that perform powerful functions but not as much as you get in the "pro" version. Wilson's Second Law of Web Marketing is "The Law of Giving and Selling" (http://www.wilsonweb.com/wmta/basic-principles.htm). "Cheap" or "inexpensive" may generate a wave of interest, but "free" will usually do it much faster. Viral marketers practice delayed gratification. They may not profit today, or tomorrow, but if they can generate a groundswell of interest from something free, they know they will profit soon and for the rest of their lives. Free attracts eyeballs. Eyeballs then see other desirable things that you are selling, and, presto! You earn money. Eyeballs bring valuable e-mail addresses, advertising revenue, and e-commerce sales opportunities. Give away something, sell something.

2. Provides for effortless transfer to others (Internet Based Business)

Public health nurses offer sage advice at flu season: stay away from people who cough, wash your hands often, and don't touch your eyes, nose, or mouth. Viruses only spread when they're easy to transmit. The medium that carries your marketing message must be easy to transfer and replicate: e-mail, website, graphic, software download. Viral marketing works famously on the Internet because instant communication has become so easy and inexpensive. From a marketing standpoint, you must simplify your marketing message so it can be transmitted easily and without degradation. Short is better. The classic is: "Get your private, free email at http://www.hotmail.com." The message is compelling, compressed, and copied at the bottom of every free e-mail message.

3. Scales easily from small to very large (Scalable Hosting Services)

To spread like wildfire the transmission method must be rapidly scalable from small to very large. The weakness of the Hotmail model is that a free e-mail service requires its own mail-servers to transmit the message. If the strategy is wildly successful, mail-servers must be added very quickly or the rapid growth will bog it down and it will die. If the virus multiplies only to kill the host before spreading, nothing is accomplished. So long as you have planned ahead of time how you can add mail-servers rapidly you're okay. You must build in scalability to your viral model.

Exhibit 12(a)

4. Exploits common motivations and behaviors (Our business Model)

The best viral marketing plans recognize and target common human motivations. The desire to be cool and the desire to be successful and make money drives people. So does the hunger to be popular, loved, and understood. The resulting urge to communicate produces millions of customers and billions of e-mail communications. Design a marketing strategy that builds on common motivations and behaviors for its transmission, and you will have a winner.

5. Utilize existing communication networks (Our direct-call Marketing)

Most people are social. Social scientists tell us that each person has 8 to 12 people in their close network of friends, family, and associates. A person's broader network may consist of scores, hundreds, or thousands of people, depending upon his or her position in society. A waitress, for example, may communicate regularly with hundreds of customers in a given week. Network marketers have long understood the power of these human networks. People on the Internet develop networks of relationships, too. They collect e-mail addresses and favorite website URLs. Affiliate programs use such networks, as do permission e-mail lists. Learn to place your message into existing communications between people, and you rapidly multiply its dispersion.

6. Takes advantage of others' resources (additional strategy)

The most creative viral marketing plans use others' resources to get the word out. As we progress as a company we will explore the advantages of sponsorships for sporting events, Billboard advertising, radio advertising, magazine advertising, and online tags. It is important to us to build the business conservatively and allow the organic growth to come from our "ground campaign" and then piggy back on that success with the addition of a targeted "air campaign".

Marketing the Business with a Direct Call Program

- The business will be initially marketed by a direct calling program.
- Below are 3 revenue examples, plus a description of the program application
- These revenue examples use straight-line numbers.
- These examples are to show the potential revenue at low levels of daily subscriptions.
- These examples do not take into consideration the effects of word of mouth multiples or the drop out rate.
- The key is to reach the goals set and continue enough activity combined with the multiplying effect of word of mouth (Viral Marketing) to maintain the "goal" level as the average amount of constant paying users.
- What the Matrix examples reflect is the "potential" year or year residual cash flow if we achieve these goals as the average constant number of paying users.

Direct Calling Program Applied

Trained callers will dial individuals and businesses and promote www.levelix.net by giving live 30 second Pitches and or conversations.

An example is as follows:

"Hi, I was wondering if I may have 30 seconds of your time."

Thank you.

Exhibit 12(a)

If you could find a place on the web where you could exchange things you don't want and find things that you do want like apartments, cars, toys, and relationships, like you can on Craigslist, but with dynamic, visual, web pages and without the hassle and expense of ebay, would that be worth $10.99 per month? If yes, then say-

Great, well do you have a pen and paper to write down a web- address? Good. Please take a moment and go to www.levelix.net- you will love it. Thank you for your time.

- We will allow new users to sign up for 60 days for free, provided they use a credit card and sign up for automatic renewal that will start at the end of the free period.

- We will maintain a very vigorous out-bound calling campaign and slowly add strategic marketing like radio ads, billboards, infomercials, etc. to add fuel to the fire.

We will concentrate on building one city at a time, unless sign-ups and request for additional cities is justified by a "wave" of demand, which is "highly" probable.

Potential Revenue

LIX – (Level IX.net) **Initial Call Group**

50 cold callers- $8.00 per hour/ per 8 hr day x 365 days = $1,168,000 in annual salaries.
(100 callers divided in 2 shifts for 4 hrs per)

Membership: $10.99 per month to register and post with a fully dynamic webpage-
Includes being able to post as a:

- Buyer - employer
- Seller - employment seeker
- Promoter - social networking
- "Exchange Mall" - misc.

Execution: Use outbound calling to recruit and sign up *Active Subscribers*
Goal: 500,000 Active Subscribers
Time frame: 1 year (365 Days)
Daily Goal = 500,000 / 365 = 1,370 Active Subscriber sign ups per 8 hr day on average.

Minimum Phone Representatives: 50

Single person daily goal
For Company to complete
Mission: 1,370 / 50 = 27 Sign ups Per Day
Per phone representative

27 / 8 hrs = 3.375 sign ups Per Hour/ per rep -

Revenue Matrix- 500,000 Active Subscribers x $10.99 = $5,495,000 per month revenue or $65,940,000 annually in revenue at 3.375 sign ups- per phone representative- per hour in an 8 hour day-

Monthly Website Hosting Fee- $3000 per month * -

Exhibit 12(a)

2nd Matrix- 250,000 Active Subscribers within one year-

Goal- 250,000 Active Subscribers
Time frame: 1 year (365 Days)

Daily Goal = 250,000 / 365 = 685 Active Subscribers sign ups per 8 hr day

Minimum Phone Representatives: 50

Single person daily goal
For the Company to complete
Mission: 685 / 50 = 13.7 Active Subscriber sign ups Per Day Per Phone Representative

13.7 / 8 hrs = 1.7 sign ups Per Hour/ per rep

Revenue Matrix – 250,000 Active Subscribers x $10.99 = $2,747,500 per month revenue or $32,970,000 annually in revenue at 1.7 sign ups – per phone representative- per hour in an 8 hour day-

Monthly Website Hosting Fee- $1,500 per month *

3rd Matrix – 125,000 Active Subscribers within one year-

Goal- 125,000 Active Subscribers
Time Frame: 1 year (365 Days)
Daily Goal = 125,000 / 365 = 343 Active Subscribers sign ups per 8 hr day

Minimum Phone Representatives: 50

Single person daily goal
For the Company to complete
Mission: 343 / 50 = 6.86 Active Subscriber sign ups Per Day Per Phone Representative

6.86 / 8 hrs = 0.857 sign ups Per Hour/ per rep

Revenue Matrix – 125,000 Active Subscribers x $10.99 = $1,373,750 per month revenue or $16,485,000 annually in revenue at 0.857 sign ups - per phone representative- per hour in a 8 hour day-

Monthly Website Hosting Fee- $750.00 per month *

The site will feature places and people and opportunities like Craig's list, but with the added ability to post pictures and profiles with a full dynamic web page. We believe the enhanced environment will be well worth $10.99 per month-

* web-hosting fees as per quotes given by Iventa Corporation at the time of this offering. (additional cost will be leasing property, phone equipment, and other business accessories)

Exhibit 12(a)

Discussion of Revenue Scenarios (Matrix I, II, II)

Matrix I above, assumes 50 people on phones receiving automated connected calls would be able to give enough people, per hour, the website address, so that at least "three people" would go to the website, like it and register for $10.99 and remain with us for one year-

Matrix II assumes at least "two people" register per hour.

Matrix III assumes at least "one person" register per hour.

How can this work, and what does it mean for us?

1. We will run the direct call program combined with 60 day free trials.

   a) Require a credit card to sign up and automatic renewal to start after the 60 day free trial period.

We believe a 60 day free trial combined with an intense out-bound calling campaign can signup enough people,(with the effect of word of mouth), that statistical probability would give us a great opportunity for the "real" retention of customers to be more than 1 person – per rep – per hour – per day year over year. We believe the combination of intense calling and the multiplying effects of "Viral Marketing", plus the experience of the environment on the site will be enough to reasonably assume our average retention rate year over year will be substantially higher than 1 person per rep, per day, per hour.

We believe by maintaining the call program, continuing to add communities to the site, and using targeted radio ads and "infomercials" guided by the "demographic' information we can get from the direct calling program, our "mean retention rate" will grow exponentially.

In using the automation and technology available today for centralized management of out-bound calling, the company may determine:

-how many calls were made
-how many calls were connected
-where the calls are being connected
-the times during the day that the most calls are connected
-the average duration of calls
-which areas are connecting the most and at what times of the day-
and much, much, more.

With that information, combined with the information on locations from the zip codes used to verify the credit cards- we can go to a map and make extremely well informed decisions about how to add auxiliary, targeted, advertising to optimize the number of sign ups.

What does that mean to us and our investors?

If our direct marketing program combined with the effects of viral marketing can achieve an average rate of sign ups that equals 1 person per hour; per phone representative; per day; our company could be producing 16 million dollars in annual revenue. That would be tremendously successful for investors and the company. If the company can move that number to an average of 3 people per hour; per phone representative; per day, we could be producing upwards of 65 million dollars in annual revenue. The cost to host the site being very low and having fixed salaries in the area of 1.2 million dollars per year, allows the business, potentially, to be amazingly profitable.

Exhibit 12(a)

Branding the Business

The company has developed a 'logo' that will be registered with the United States Patent and Trademark Office. The company believes the logo will easily be applied to golf hats, t-shirts-billboards and many other items to cost effectively bring the awareness of the company to a worldwide potential customer base. The following is a visual example of the logo as a branding & marketing device.





Bangkok



Chicago



Costa Rica



Holland



Iceland



Kuala Lumpur



New York

Exhibit 12(a)



Rome



San Francisco



Seoul



Vancouver



The Artist



The "Art" or any item



For interested people



viewed and displayed thru our window

@ Photos by Trey Ratcliff- www.treyratclaiff.com

Exhibit 12 (a)

The Market & Competition

Classified advertising

Classified advertising is a form of advertising which is particularly common in newspapers, online and other periodicals, e.g. free ads papers or Penny-savers. Classified advertising differs from standard advertising or business models in that it allows private individuals (not simply companies or corporate entities) to solicit sales for products and services.

Overview

Classified advertising is usually textually based and can consist of as little as the type of item being sold and a telephone number to call for more information. It can also have much more detail, such as name to contact, address to contact or visit, a detailed description of the product or products ("pants and sweaters, size 10" as opposed to "clothing", "red 1996 Pontiac Grand Prix" as opposed to "automobile"). There are generally no pictures or other graphics within the advertisement, although sometimes a logo may be used.

Classified advertising is called such because it is generally grouped within the publication under headings classifying the product or service being offered (headings such as Accounting, Automobiles, Clothing, Farm Produce, For Sale, For Rent, etc.) and is grouped entirely in a distinct section of the periodical, which makes it distinct from display advertising, which often contains graphics or other art work and which is more typically distributed throughout a publication adjacent to editorial content.

Classified display advertising

Classified display advertising is a hybrid of the two forms, in which categorized advertisements with larger amounts of graphical detail can be found among the text listings of a classified advertising section in a publication. Business opportunities often use classifieds to sell their services, usually employing 1-800 numbers. Classified ads are also among the tools used by many companies in recruitment for available job opportunities.

Printed classified ads are typically just a few column lines in length, and they often filled with abbreviations to save space and money.

Developments

In recent years the term "classified advertising" or "classified ads" has expanded from merely the sense of print advertisements in periodicals to include similar types of advertising on computer services, radio, and even television, particularly cable television but occasionally broadcast television as well, with the latter occurring typically very early in the morning hours.

Internet classified ads do not typically use per-line pricing models, so they tend to be longer. They are also more readily searchable unlike their offline brethren, tend to be local, and may foster a greater sense of urgency as a result of their daily structure and wider scope for audiences. Because of their self-policing nature and low cost structures, some companies offer free classifieds such as Craigslist in the US, as well as Kijiji and Gumtree internationally. Other companies focus mainly on their local hometown region, while others blanket urban areas by using zip codes. Craigslist.org was one of the first online classified sites, and has grown to become the largest classified source, bringing in over 14 million unique visitors a month according to comScore Media Metrix. A number of online services called Aggregators crawl and aggregate classifieds from sources such as blogs and RSS feeds, as opposed to relying on manually submitted listings.

Exhibit R(a)

Additionally, other companies provide online advertising services and tools to assist members in designing online ads using professional ad templates and then automatically distributing the finished ads to the various online ad directories as part of their service. In this sense these companies act as both an Application service provider and a Content Delivery Platform.

Statistics

In 2003, the market for classified ads in the United States was $15.9 billion (newspapers), $14.1 billion (online) according to market researcher Classified Intelligence. The worldwide market for classified ads in 2003 was estimated at over $100 billion. Perhaps due to a lack of reporting solidarity Market Statistics vary concerning the total market for internet classified ads. The Kelsey Research Group lists online classified ads as being worth $13.3 billion.

Newspapers have continued their downward trend in classifieds revenue as internet classifieds grow. Classified advertising at some of the larger newspaper chains has dropped 14% to 20% in 2007 while traffic to classified sites has grown 23%.

As the online classified advertising sector develops, there is an increasing emphasis toward specialization. Vertical markets for classifieds are developing quickly along with the general marketplace for classifieds websites. Like search engines, classified websites are often vertical in nature with sites providing advertising platforms for niche markets of buyers and of sellers.

Private Investment is available. For more Information, contact the company and request a Private Placement Memorandum.

Exhibit 12(b)

CORPORATE PROFILE

Incorporation Date: 11/01/2007

Corporate Registry: State of Nevada, U.S.A.

Corporate Headquarters: 7225 Crescent Park West unit 415
Playa Vista, California 90094

Telephone: (310) 424-205-1898 Toll Free: (888) 412-3332

Corporate Web Site Address: www.theworldwideexchange.com

Product Web Site Address: www.levelix.net

Trading Status: Private

Classes of Stock: Common Stock

Number of Authorized Shares: Common: Seventy-Five Million (75,000,000) shares

Issued and Outstanding Shares: Common: Four Million (4,000,000) shares

Par Value: $0.0001

OFFERING

Securities Offered:	400 Units
Offering Price:	$12,500 per Unit
Minimum Purchase:	1 Unit
Shares Outstanding Prior to Offering:	4,000,000 Shares of Common Stock
Shares Outstanding After Offering:	9,000,000 Shares of Common Stock (Assuming Full Subscription)

Use of Proceeds: To fund the full development of an interactive, searchable, high quality, visually rich, online community. In addition, the marketing plan for the development of a sustainable worldwide customer base. Also to fund business operations for successfully developing and implement the marketing plan of www.levelix.net.

Risk Factors:

The Company is an early development stage company that has no current history of revenues or operating history. An investment in the Units offered in this Confidential Private Placement Memorandum is speculative and involves a high degree of risk, including risks associated with the continued development of the Company's products, market acceptance of the Company's products, the availability of additional financing, development of competitive technologies, compliance with regulatory laws, general economic conditions and other risks generally associated with development stage companies.

The Company will provide its shareholders with an annual report, and quarterly updates of the progress and status of the Company. Investor Qualifications: The Units are being offered to investors who meet suitability standards. Each investor will be required to execute an Investment Representation and Subscription Agreement for the Units to be purchased, making certain representations therein with respect to income, net worth, investment experience and risk tolerance.

Exhibit 14

WAIVER OF NOTICE OF SPECIAL MEETING/ and MINUTES OF

SAID MEETNG

OF THE

BOARD OF DIRECTORS

OF

THE WORLDWIDE EXCHANGE

Purpose: Appointment of Agent of Service

(1) **RESOLVED**, that Willoughby & Associates, a legal professional association, located at 200 Corporate Pointe, Suite 495, Culver City, CA. 90230, 310-642-0600, as the Agent for Service of Process.

We, the undersigned, constituting all of the Directors of The Worldwide Exchange, a domestic corporation organized under the laws of the State of Nevada, do hereby severally waive notice of the time, place and purpose of the special meeting of Directors, and any adjournment or adjournments therefore; and consent that the meeting being held at:

7225 Crescent Park W 415
Playa Vista, CA. 90094

August 8, 2008

12: 45 pm

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date hereof and to the Actions of this Meeting.

Dated at Playa Vista, California this July 31, 2008

Steven O. Butler,
Sole Director

The Worldwide Exchange – Regulation A filing – August 2008

ADDITIONAL EXHIBITS

ADDITIONAL EXHIBITS

Index-

AA) Initial list of officers, Directors, and Registered agent of Level IX
BB) Wavier of notice of first meeting of board of directors for Level IX
CC) Resolution to appoint officers of Level IX, accept bylaws of the corporation And authorize officers to carry out the business of the corporation
DD) Resolution to approve and authorize the full acquisition of the Company Level IX by The Worldwide Exchange.

Exhibit AA

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT OF

LEVEL IX	FILE NUMBER: E0490172008-3

(Name of Corporation)

FOR THE FILING PERIOD OF 8/2008 TO 8/2009

The corporation's duly appointed registered agent in the State of Nevada upon whom process can be served is:

VAL-U-CORP SERVICES, INC. (Commercial Registered Agent)
1802 NORTH CARSON STREET SUITE 212
CARSON CITY, NV 89701 USA

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR REGISTERED AGENT INFORMATION

Filed in the office of	Document Number: 20080533471-63
Ross Miller Secretary of State State of Nevada	Filing Date and Time: 08/11/2008 8:28 AM
	Entity Number: E0490172008-3

(This document was filed electronically.)

THE ABOVE SPACE IS FOR OFFICE USE ONLY

Important: Read instructions before completing and returning this form.

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. Have an officer sign the form *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee. A $75.00 penalty must be added for failure to file this form by the last day of first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701 4201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the last day of the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE $125.00 LATE PENALTY $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)		
STEVEN O BUTLER	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
7225 CRESCENT PARK W 415 , USA	PLAYA VISTA	CA	90094
NAME	**TITLE(S)**		
STEVEN O BUTLER	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
7225 CRESCENT PARK W 415 , USA	PLAYA VISTA	CA	90094
NAME	**TITLE(S)**		
STEVEN O BUTLER	TREASURER (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**ST**	**ZIP**
7225 CRESCENT PARK W 415 , USA	PLAYA VISTA	CA	90094
NAME	**TITLE(S)**		
STEVEN O BUTLER	DIRECTOR		
ADDRESS	**CITY**	**ST**	**ZIP**
7225 CRESCENT PARK W 415 , USA	PLAYA VISTA	CA	90094

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer STEVEN O BUTLER Title PRESIDENT Date 8/11/2008 8:41:45 AM

Exhibit BB

WAIVER OF NOTICE OF FIRST MEETING

OF

BOARD OF DIRECTORS

OF

LEVEL IX

We, the undersigned, constituting all of the Directors of above named Corporation, hereby severally waive all notice of the time, place and date of this organizational meeting of the Directors of the Corporation and any adjournment or adjournments thereof, and consent to the meeting being held at:

7225 Crescent Park W 415
Playa Vista, Ca. 90094

August 10, 2008

12:00 noon

We do further severally agree and consent to the transactions thereat of any and all business that may properly come before said meeting.

Dated: 8/10/08

Sole Director

Exhibit CC

RESOLUTIONS ADOPTED BY SOLE DIRECTOR

OF

LEVEL IX

The undersigned, being the sole Director/Shareholder, Steven O. Butler, hereby adopts the following resolution on August 10, 2008:

(1) RESOLVED, that all actions heretofore taken by the Incorporator(s) of the Corporation are adopted, ratified and confirmed by this Director/Shareholder.

(2) RESOLVED, that the form of Bylaws submitted to this meeting be, and they are hereby adopted as the Bylaws of the Corporation.

(3) RESOLVED, that the following person(s) are elected to the offices(s) set opposite his/her name, to assume the duties and responsibilities fixed by the Bylaws or by the undersigned as the Sole Director of the Corporation:

President: Steven O. Butler

Vice President: Steven O. Butler

Secretary: Steven O. Butler

Treasurer: Steven O. Butler

(4) RESOLVED, that the form of seal, is hereby adopted as the corporate seal for this corporation.

(5) RESOLVED, that the specimen form of certificate is hereby approved and adopted as the certificate representing the shares of this Corporation.

(6) RESOLVED, that Steven O. Butler (treasurer) is hereby authorized to open a bank account on behalf of the Corporation with any Legally organized bank- in any jurisdiction that allows the Corporation to hold a legal account.

(7) RESOLVED, that the Corporation proceed to carry on the business for which it was incorporated.

In witness whereof, the undersigned has executed this written consent as of the date hereof and to the actions of this meeting.

[signature] 8-10-2008

Steven O. Butler/Sole Director Date

Exhibit DD

WAIVER OF NOTICE OF SPECIAL MEETING/ and MINUTES OF

SAID MEETNG

OF THE

BOARD OF DIRECTORS

OF

LEVEL IX

Purpose: To approve and authorize the full acquisition of the company, by offering the full amount of authorized common stock of the company, 1,000,000 shares, to the Corporation known as and organized as The Worldwide Exchange.

(1) RESOLVED, that 1,000,000 common shares will be issued on this day to The Worldwide Exchange, a Nevada Corporation, with a primary business address of 7225 Crescent Park W 415, Playa Vista, CA. 90094, represented on the books of the company, with subsequent certification to issued at a later date.

(2) RESOLVED, that Steven O. Butler, as president is authorized to conduct all legal business associated with the offering.

We, the undersigned, constituting all of the Directors of LEVEL IX, a domestic corporation organized under the laws of the State of Nevada, do hereby severally waive notice of the time, place and purpose of the special meeting of Directors, and any adjournment or adjournments therefore; and consent that the meeting being held at:

7225 Crescent Park W 415
Playa Vista, CA. 90094

August 8, 2008

12: 45 pm

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date hereof and to the Actions of this Meeting.

Dated at Playa Vista, California this August 8, 2008

Steven O. Butler
Sole Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Playa Vista, State of California, on August 8, 2008.

(Issuer) The Worldwide Exchange

By (Signature and Title) [signature]
STEVEN O. BUTLER, CEO / PRESIDENT / Sole Director -

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature] - (STEVEN O. BUTLER)
(Title) President, CEO, CFO, Sole Director
(Selling security holder) N/A
(Date) August 8, 2008

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

END